# ISABELLA BANK CORPORATION
## ANNUAL REPORT 2022



## CELEBRATING 120 YEARS

*Founded 1903*

# Table of Contents

## CELEBRATING 120 YEARS
## 1903 - 2023

Isabella Bank has grown throughout the years by building long-lasting relationships with the customers and communities we serve. Over the years, we have adapted our products and services to fit the changing needs of our customers, but our core values of being a community bank have not changed.

# Local. Growing. Staying.

## OUR VISION

To be recognized as the leading independent community bank.

## MISSION STATEMENT

To be the preeminent financial services provider benefiting our customers, shareholders, and employees.

## CORE VALUES

- Demonstrate unwavering integrity
- Community bank focused
- Continued stability and independence
- Exceptional customer service delivered in a personal manner

## EQUAL EMPLOYMENT OPPORTUNITY

Isabella Bank Corporation and its subsidiaries adhere to and support the equal employment opportunity clauses in Section 202 of the Executive Order 11246, as amended; 38 USC 4212, Vietnam Era Veterans Readjustment Act of 1974; Section 503 of the Rehabilitation Act of 1973, as amended; relative to equal employment opportunity and implementing rules and regulations of the Secretary of Labor.

# 120 years of steady growth serves shareholders, customers and communities

Isabella Bank Corporation had another outstanding year in 2022, setting milestones in net income, earnings per share and net interest income. These records were the result of strong relationships with our customers and communities and the continued implementation of our five-year strategic plan.

We again saw growth in the number of new customers, increasing market share across our seven-county footprint and driving total deposits to $1.74 billion. New and existing businesses, individuals and families opened new accounts and began using new products thanks in part to our investment in technology.

Supported by an updated website, and new online and mobile banking platforms in 2022, customers made more than 65,000 mobile deposits, up 126% over the past two years. Our teller transactions also climbed during that time, exceeding 1 million visits in 2022. Just as importantly, we worked diligently behind the scenes to safeguard customer transactions and accounts in an era of increasing fraud.

We continued to invest in infrastructure, installing 29 enhanced ATMs throughout our markets and breaking ground on a full-service branch on State Street in Saginaw. This branch expands our presence in a community we've served for more than 20 years.

Our business portfolios also expanded. Even in a year buffeted by rising inflation, interest rate hikes and recession fears that negatively impacted stock markets, assets under management remained strong at $2.8 billion. Core commercial loans grew by $35.1 million, and Isabella Wealth, our trust and investment business, maintained its value at $514 million as a result of new business.

These outcomes were fueled by the dedication and performance of every person on our team. Our employees are focused on delivering outstanding service to customers. Even away from the job, they give back as volunteers in the community, and we are proud of everyone on our Isabella Bank team.

The news in March 2023 of the collapse of Silicon Valley Bank and Signature Bank created a great deal of concern throughout the industry. Reports quickly ensued of a few other financial institutions experiencing similar challenges, generating further apprehension

## BY THE NUMBERS

### 4,700+
NEW CUSTOMERS IN 2022

### >65,000
MOBILE DEPOSITS
in 2022, up 126% over two years

*Even in a year buffeted by rising inflation, interest rate hikes and recession fears that negatively impacted stock markets, assets under management remained strong at*

# $2.8 billion

as of 12/31/2022



about the stability of our nation's financial institutions. The FDIC quickly assumed receivership of these institutions, and along with officials from other government agencies announced all depositors – both insured and uninsured would be fully protected.

As noted on the cover of this year's annual report, 2023 marks the 120th year in business for Isabella Bank. This major accomplishment has been reached by maintaining a conservative, disciplined approach to growing the bank, which in turn has earned the confidence and trust that you, our shareholders and customers, have placed in this institution throughout its 120 years in business.

The factors that led to the collapse of Silicon Valley Bank and Signature Bank do not exist at Isabella Bank Corporation. Unlike Silicon Valley Bank, no concerning levels of concentration exist within our loan or deposit portfolios. Further, Isabella Bank Corporation maintains capital levels well above minimum regulatory requirements, robust liquidity, as well as a sound credit portfolio. The Board and Management of

Isabella Bank are committed to operating the organization under a strong risk management system with these, and other factors in mind. Isabella Bank Corporation is financially strong and stable.

In May, two highly regarded directors will retire from the Board due to age requirements — G. Charles Hubscher and David J. Maness. Both gentlemen have been dedicated to assuring Isabella Bank is a strong, stable community bank and have reminded us we must continually earn the right to remain independent. Their service and dedication are greatly appreciated.

In late 2022, Melinda Coffin was appointed to the Board. Ms. Coffin is Chief Executive Officer of Soaring Eagle Gaming Enterprises and a member of the Saginaw Chippewa Indian Tribe. She earned her Bachelor of Business Administration and MBA from Central Michigan University. Her business expertise, as well as her community knowledge as a nearly life-long resident, are invaluable.

As we celebrate Isabella Bank's 120th anniversary during 2023, we are reminded of the countless

leaders, customers and communities with whom Isabella Bank has had the honor to build long-lasting relationships. As we look forward, we remain committed to operating with discipline and integrity and to thriving as an independent community bank.

We are very excited to be expanding operations with the opening of our new full-service banking center on State Street in Saginaw. Additionally, plans are underway to expand operations into Bay County with the future opening of a Loan Production Office (LPO) in Bay City.

We thank you for your investment in Isabella Bank and look forward to maintaining your trust — and our relationship — with you.

*Sarah R. Opperman*

**SARAH R. OPPERMAN**
**Board Chair**

*Jae A. Evans*

**JAE A. EVANS**
**President & Chief Executive Officer**

5

# Maness, Hubscher helped spur internal, geographic growth


**David J. Maness**
**President,**
**Maness Petroleum**


**G. Charles Hubscher**
**President,**
**Hubscher and Son, Inc.**

Isabella Bank and the Isabella Bank Corporation have trusted David J. Maness and G. Charles Hubscher as directors for the past 20 years and 19 years, respectively. During that time, they led the Corporation through methodical growth, both internally and geographically, while preserving local decision-making. In 2023, they will each end their tenures on the Board knowing they played a significant role in securing long-term success for the institution and for mid-Michigan.

## DAVID J. MANESS

"We have to earn the right to remain independent," was a mantra for Maness during his 11 years as chair of the Isabella Bank Corporation Board.

He explained the statement this way: the Board of Directors couples employee and leadership goals for responsiveness and excellent customer service with shareholder desire to see a return on investment.

"People are the life of the organization, and our people want to serve their customers," Maness said. "We're not just acquiring loans or deposits; we want the relationship with the customer. The relationships last longer."

Maness saw many changes during his time on the Board. The President of Maness Petroleum, a geological and geophysical consulting services company, has been a director of the Bank since 2003 and of the Isabella Bank Corporation Board since 2004. As Board chair from 2010-2021, he led the Bank through the COVID-19 pandemic.

"At the end of the day, people want to go to the bank and get their money," Maness said. "The Bank responded well [to the pandemic] because good people who care about their customers did what they needed to do to get through it."

"Mr. Maness has had unwavering dedication to our community and the Bank," said Jae A. Evans, President and Chief Executive Officer. "His commitment to excellence positively impacts our organization and we are grateful for his visionary leadership."

As he concludes his 20 years of service, Maness hopes customers, shareholders and the community recognize the precious nature of Isabella Bank Corporation.

"We're a big part of what makes the Central Michigan area a livable place," Maness said. "I'd like to see it be here for another 100 years."

## We have to earn the right to remain independent.

**DAVID J. MANESS**

## G. CHARLES HUBSCHER

G. Charles Hubscher believes in the community bank concept — serving local businesses, families and helping the community thrive. As he prepares to step down from the Board of Isabella Bank and the Isabella Bank Corporation Board, he is pleased with how the financial institution has evolved and its progress in both financial performance and customer relationships.

"It has been fascinating and has widened my horizons," Hubscher said of his 19 years as a director. "I have a great appreciation for the customers, the staff, the management and the culture."

He is president of Hubscher and Son, Inc., a sand and gravel company his grandfather founded in 1930. A graduate of Mount Pleasant High School, Hubscher left the community only briefly to earn a civil engineering degree from Michigan Tech. He is the third generation to lead the family business.

Hubscher was a former director of the National Stone and Gravel Association, a former member of the Zoning Board of Appeals for Deerfield Township, and served on the Board of Trustees for the Mt. Pleasant Area Community Foundation for 20 years. He has served as a director of the Bank since 2004 and of the Isabella Bank Corporation Board since 2010.

"Mr. Hubscher's vast experience, community involvement, and leadership have been invaluable to Isabella Bank," Evans said. "His commitment to our shareholders, board, and employees is remarkable and we greatly appreciate his service."

As he prepares to retire from the Board, Hubscher says he is happy with the direction the Bank is headed, noting it is positioned well for the future. ◢

# BY THE NUMBERS

## $33.9 million
TOTAL DEPOSIT INCREASE FROM 2021

## $7.8 million
NET INTEREST INCOME INCREASE FROM 2021, an all-time high

## $652 million
FIVE YEAR LOAN & DEPOSIT GROWTH

# Wheeler, Richardson are part of Isabella Bank history





*Richardson, 1991*



*Wheeler, 2007*

At 17 years old, each within a week of high school graduation, Peggy Casper and Rechelle Farrell began bookkeeping jobs at Isabella Bank.

Peggy was well-acquainted with the Bank, as it had been her family's bank for generations. In fact, her great-grandfather had taken her father to Isabella Bank to get his first loan.

Rechelle remembers the surprise among friends that she was starting one day after graduation. "You have a job already!?" She planned to stay a year, then go to college.

This June will mark 46 years for the now Peggy Wheeler, who notes she's been with the Bank almost 40 percent of its 120-year history. Before becoming Chief Operations Officer in 2017, Peggy was a part of many departments including bookkeeping, customer service, the first in-house computer team and then 30 years in accounting.

The now Rechelle Richardson will celebrate 45 years, serving the past 17 as Executive Assistant to the CEO. She also worked in collections, marketing (starring in radio and TV commercials in the 1980s) and human resources.

## I love that people see the importance of having a bank that supports the communities it serves.

**PEGGY WHEELER, COO**

### Mentoring through Generations

Both reflect on their experiences with supervisors and executives who encouraged them, accommodating Wheeler as she earned her accounting degree and tapping Richardson for unexpected promotions. They say it's their turn to look out for others.

"I like mentoring others and sharing my story," Wheeler said. "It's exciting to see others excel in their role, knowing the opportunities they have to grow with the Bank."

"I believe part of my responsibility is to bring a positive attitude with me to work each day," Richardson says. "This not only makes my day brighter, but I believe it inspires others to do the same. From my very first day, my supervisors, Donna Curtiss and Billie Gostola, led by example and taught me how to work as a team. As the years have gone by, their influence and approach to teamwork and leadership have stuck with me."

### Always Local

Through all the technology advancements, process improvements and growth in customers, they both agree that Isabella Bank remains a community bank. Customers still talk with their local bankers, who work to help them. The Bank supports communities and employees volunteer to make a difference.

"One woman says, 'Oh, there's Miss Isabella Bank' when she sees me," Wheeler said. "I love that people see the importance of having a bank that supports the communities it serves."

"Customers from each region recognize and value us as their community bank," Richardson said. "The other day a young girl saw my Isabella Bank pin and said, 'I just got my debit card from Isabella Bank! I love you guys.' That means everything to me."



*In 1978, Wheeler and Richardson were part of the Isabella Bank and Trust softball team. Wheeler standing in back row, third from right. Richardson in second row, third from right.*

# Employee Recognition

In 2022, we celebrated alongside our employees as they achieved both professional and personal milestones. We recognize the following individuals on their recent promotions, appointments, and retirements.

## ISABELLA BANK OFFICER PROMOTIONS

Patrick Mease
*Chief Human Resources Officer, Human Resources*

Randy Dickinson
*Senior Vice President, Isabella Wealth*

Paul Scoby
*Vice President, Commercial Loans*

## RETIREMENTS

Carrie Smith, *42 years*

Tammy Hoffman, *36 years*

Ed Smith, *26 years*

Anna Bentley, *24 years*

Connie Wudyka, *19 years*

Melissa Race, *15 years*

Vern Houin, *13 years*

Mark DeNoyelles, *11 years*

Linda Hegenauer, *11 years*

Susan Kemp, *11 years*

# Customer growth and interest rates fuel strong earnings in 2022



## RESULTS REFLECT EFFORTS FROM 5-YEAR STRATEGIC PLAN

2022 proved to be both a remarkable and historic year for our shareholders, customers and employees. It was a year of returning to a new normal post-pandemic. Businesses re-opened, masks and plexi-shields disappeared, universities returned to in-person sessions, people re-entered the labor market, and consumers felt more confident about the future. New loan originations continued throughout 2022, and new and existing customer relationships grew. Advanced technology was implemented to enhance the customer experience while providing operating efficiencies for our team.

As a result of consumer spending and supply chain issues, prices for consumer goods rose last year. The Federal Reserve Bank began increasing the Federal Funds rate to combat inflation and increased this short-term rate seven times in 2022 by a total of 425 basis points, or 4.25%. Additional rate increases are anticipated in 2023. This rising rate environment benefits Isabella Bank as our balance sheet is "asset sensitive"; therefore, our net interest income increases as rates rise.

Isabella Bank Corporation achieved record earnings in 2022. Our strong financial results were not only from interest rate increases, but also the strategic plan that began in 2018. Last year, we completed the elimination of high-cost Federal Home Loan Bank borrowings and brokered certificates of deposit, as well as increased new customer relationships, which added to our deposit base. We also invested in our Isabella Wealth group with the addition of two experienced professionals who will further our initiative to grow fee income. We continued to repurchase ISBA shares on the open market. Our unwavering focus on these and many other initiatives provided extraordinary results for our shareholders.

In 2022, our net income and earnings per share reached their highest levels in 119 years. Net income rose 14% to $22.2 million in comparison to 2021. Earnings per share (EPS) of $2.95 surpassed 2021 by $0.47, or 19%. Our Board of Directors increased our cash dividend in the fourth quarter by 3.7% to $0.28 per share, finishing the year with a 4.77% dividend yield. Management continues to focus on other financial metrics that improved compared to 2021, such as return on average equity (ROAE), return on average assets (ROAA) and efficiency ratio.

We also keep an eye on another metric — net interest margin (NIM). There are several components that comprise NIM, but it is the difference between the interest earned on loans and investments and the interest paid on deposits and borrowings. In 2018, our NIM was 3%, and

### *Improving Numbers*

***The chart below shows how strategic measures over a five-year period improved key metrics when considering shareholder value.***

| METRICS | DEC. 31, 2018 | DEC. 31, 2022 |
|---|---|---|
| Return on average equity | 7.26% | 11.41% |
| Return on average assets | 0.77% | 1.08% |
| Efficiency ratio | 70.04% | 62.29% |
| Tangible book value per share | $18.68 | $18.25 |
| Total capital ratio | 13.26% | 15.79% |
| Earnings per share | $1.78 | $2.95 |
| Net interest margin | 2.98% | 3.18% |

RECORD NET INCOME **$22 million**

**19%**

EARNINGS PER SHARE IMPROVEMENT from 2021

**3.7%**

CASH DIVIDEND INCREASE PER SHARE in fourth quarter

**13,000+**

NEW BUSINESS AND CONSUMER ACCOUNTS with Isabella Bank in 2022

**4.77%**

ANNUALIZED CASH DIVIDEND YIELD at end of 2022

over the past four years, initiatives were executed to improve this percentage to be within the range of peer banks. With the size and composition of our balance sheet, it is challenging to move this margin quickly. Nevertheless, in the fourth quarter of 2022, we reported a NIM of 3.43%.

We finished the year over $2 billion in total assets. Loans outstanding of $1.26 billion fell 2.8% since the end of 2021 as our participation in a wholesale residential mortgage funding program declined by $72 million. Demand for new mortgages and refinances dropped as interest rates rose during the year. However, our core lending business increased $35 million in 2022.

In a very competitive environment, deposits grew by $34 million since 2021 reaching a total of $1.74 billion. What's important to note is that noninterest bearing deposits now represent 28% of total deposits, which reduces our overall cost of funds. That is an improvement compared to 2018's 18% of total deposits.

This growth in deposits was a direct correlation to our growth in new customers. In 2022, over 4,700 new customers joined Isabella Bank, opening more than 13,000 accounts. Enhanced technology provided a number of alternative methods and ease of doing business with Isabella Bank.

Isabella Bank is a customer centric, growing community bank focused on enhancing shareholder value, being a trusted advisor for our customers, and a committed partner for the communities we serve. We are proud of our achievements in 2022 and look forward to continued success in 2023.

**NEIL M. MCDONNELL**
**Chief Financial Officer**

## ISABELLA BANK CORPORATION
## SELECTED FINANCIAL DATA
(Dollars in thousands except per share amounts)

| For the years ended | | 2022 | | 2021 | | 2020 |
|---|---|---|---|---|---|---|
| **INCOME STATEMENT DATA** | | | | | | |
| Interest income | $ | 65,798 | $ | 60,113 | $ | 64,172 |
| Interest expense | | 5,317 | | 7,412 | | 13,825 |
| Net interest income | | 60,481 | | 52,701 | | 50,347 |
| Provision for loan losses | | 483 | | (518) | | 1,665 |
| Noninterest income | | 13,666 | | 13,822 | | 14,423 |
| Noninterest expenses | | 46,820 | | 43,694 | | 51,233 |
| Federal income tax expense | | 4,606 | | 3,848 | | 987 |
| Net income | $ | 22,238 | $ | 19,499 | $ | 10,885 |
| **PER SHARE** | | | | | | |
| Basic earnings | $ | 2.95 | $ | 2.48 | $ | 1.37 |
| Diluted earnings | $ | 2.91 | $ | 2.45 | $ | 1.34 |
| Dividends | $ | 1.09 | $ | 1.08 | $ | 1.08 |
| Tangible book value | $ | 18.25 | $ | 21.61 | $ | 21.29 |
| Quoted market value | | | | | | |
| High | $ | 26.25 | $ | 29.00 | $ | 24.50 |
| Low | $ | 21.00 | $ | 19.45 | $ | 15.60 |
| Close [1] | $ | 23.50 | $ | 25.50 | $ | 19.57 |
| Common shares outstanding [1] | | 7,559,421 | | 7,532,641 | | 7,997,247 |
| **PERFORMANCE RATIOS** | | | | | | |
| Return on average total assets | | 1.08 % | | 0.96 % | | 0.57 % |
| Return on average shareholders' equity | | 11.41 % | | 8.83 % | | 4.93 % |
| Return on average tangible shareholders' equity | | 15.17 % | | 11.31 % | | 6.34 % |
| Net interest margin yield (fully taxable equivalent) | | 3.18 % | | 2.87 % | | 2.96 % |
| **BALANCE SHEET DATA [1]** | | | | | | |
| Gross loans | $ | 1,264,173 | $ | 1,301,037 | $ | 1,238,311 |
| Available-for-sale securities | $ | 580,481 | $ | 490,601 | $ | 339,228 |
| Total assets | $ | 2,030,267 | $ | 2,032,158 | $ | 1,957,378 |
| Deposits | $ | 1,744,275 | $ | 1,710,339 | $ | 1,566,317 |
| Borrowed funds | $ | 87,016 | $ | 99,320 | $ | 158,747 |
| Shareholders' equity | $ | 186,210 | $ | 211,048 | $ | 218,588 |
| Gross loans to deposits | | 72.48 % | | 76.07 % | | 79.06 % |
| **ASSETS UNDER MANAGEMENT [1]** | | | | | | |
| Loans sold with servicing retained | $ | 264,206 | $ | 278,844 | $ | 301,377 |
| Assets managed by Isabella Wealth | $ | 513,918 | $ | 516,243 | $ | 443,967 |
| Total assets under management | $ | 2,808,391 | $ | 2,827,245 | $ | 2,702,722 |
| **ASSET QUALITY [1]** | | | | | | |
| Nonperforming loans to gross loans | | 0.04 % | | 0.10 % | | 0.43 % |
| Nonperforming assets to total assets | | 0.05 % | | 0.08 % | | 0.31 % |
| Allowance for loan and lease losses to gross loans | | 0.78 % | | 0.70 % | | 0.79 % |
| **CAPITAL RATIOS [1]** | | | | | | |
| Shareholders' equity to assets | | 9.17 % | | 10.39 % | | 11.17 % |
| Tier 1 leverage | | 8.61 % | | 7.97 % | | 8.37 % |
| Common equity tier 1 capital | | 12.91 % | | 12.07 % | | 12.97 % |
| Tier 1 risk-based capital | | 12.91 % | | 12.07 % | | 12.97 % |
| Total risk-based capital | | 15.79 % | | 14.94 % | | 13.75 % |

[1] At end of year

## ISABELLA BANK CORPORATION
## CONSOLIDATED BALANCE SHEETS
(Dollars in thousands)

| | December 31 | | Change | |
| --- | --- | --- | --- | --- |
| | 2022 | 2021 | $ | % |
| **ASSETS** | | | | |
| Cash and cash equivalents | | | | |
| Cash and demand deposits due from banks | $ 27,420 | $ 25,563 | $ 1,857 | 7.26 % |
| Fed Funds sold and interest bearing balances due from banks | 11,504 | 79,767 | (68,263) | (85.58)% |
| **Total cash and cash equivalents** | **38,924** | **105,330** | **(66,406)** | **(63.05)%** |
| Available-for-sale securities, at fair value | 580,481 | 490,601 | 89,880 | 18.32 % |
| Mortgage loans available-for-sale | 379 | 1,735 | (1,356) | (78.16)% |
| Loans | | | | |
| Commercial | 740,920 | 807,439 | (66,519) | (8.24)% |
| Agricultural | 104,314 | 93,955 | 10,359 | 11.03 % |
| Residential real estate | 340,885 | 326,361 | 14,524 | 4.45 % |
| Consumer | 78,054 | 73,282 | 4,772 | 6.51 % |
| **Gross loans** | **1,264,173** | **1,301,037** | **(36,864)** | **(2.83)%** |
| Less allowance for loan and lease losses | 9,850 | 9,103 | 747 | 8.21 % |
| **Net loans** | **1,254,323** | **1,291,934** | **(37,611)** | **(2.91)%** |
| Premises and equipment | 25,553 | 24,419 | 1,134 | 4.64 % |
| Corporate owned life insurance policies | 32,988 | 32,472 | 516 | 1.59 % |
| Equity securities without readily determinable fair values | 15,746 | 17,383 | (1,637) | (9.42)% |
| Goodwill and other intangible assets | 48,287 | 48,302 | (15) | (0.03)% |
| Accrued interest receivable and other assets | 33,586 | 19,982 | 13,604 | 68.08 % |
| **TOTAL ASSETS** | **$ 2,030,267** | **$ 2,032,158** | **$ (1,891)** | **(0.09)%** |
| **LIABILITIES AND SHAREHOLDERS' EQUITY** | | | | |
| Deposits | | | | |
| Noninterest bearing | $ 494,346 | $ 448,352 | $ 45,994 | 10.26 % |
| Interest bearing demand deposits | 372,155 | 364,563 | 7,592 | 2.08 % |
| Certificates of deposit under $250 and other savings | 810,642 | 818,841 | (8,199) | (1.00)% |
| Certificates of deposit over $250 | 67,132 | 78,583 | (11,451) | (14.57)% |
| **Total deposits** | **1,744,275** | **1,710,339** | **33,936** | **1.98 %** |
| Borrowed funds | | | | |
| Federal funds purchased and repurchase agreements | 57,771 | 50,162 | 7,609 | 15.17 % |
| Federal Home Loan Bank advances | - | 20,000 | (20,000) | (100.00)% |
| Subordinated debt, net of unamortized issuance costs | 29,245 | 29,158 | 87 | 0.30 % |
| **Total borrowed funds** | **87,016** | **99,320** | **(12,304)** | **(12.39)%** |
| Accrued interest payable and other liabilities | 12,766 | 11,451 | 1,315 | 11.48 % |
| **Total liabilities** | **1,844,057** | **1,821,110** | **22,947** | **1.26 %** |
| Shareholders' equity | | | | |
| Common stock — no par value 15,000,000 shares authorized; issued and outstanding 7,559,421 shares (including 154,879 shares held in the Rabbi Trust) in 2022 and 7,532,641 shares (including 105,654 shares held in the Rabbi Trust) in 2021 | 128,651 | 129,052 | (401) | (0.31)% |
| Shares to be issued for deferred compensation obligations | 5,005 | 4,545 | 460 | 10.12 % |
| Retained earnings | 89,748 | 75,592 | 14,156 | 18.73 % |
| Accumulated other comprehensive income (loss) | (37,194) | 1,859 | (39,053) | (2,100.75)% |
| **Total shareholders' equity** | **186,210** | **211,048** | **(24,838)** | **(11.77)%** |
| **TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY** | **$ 2,030,267** | **$ 2,032,158** | **$ (1,891)** | **(0.09)%** |

# ISABELLA BANK CORPORATION
## CONSOLIDATED STATEMENTS OF INCOME
(Dollars in thousands except per share amounts)

| | Year Ended December 31 | | Change | |
| --- | --- | --- | --- | --- |
| | 2022 | 2021 | $ | % |
| **Interest income** | | | | |
| Loans, including fees | $ 53,283 | $ 51,410 | $ 1,873 | 3.64 % |
| Available-for-sale securities | | | | |
| Taxable | 8,363 | 4,920 | 3,443 | 69.98 % |
| Nontaxable | 2,808 | 3,077 | (269) | (8.74)% |
| Federal funds sold and other | 1,344 | 706 | 638 | 90.37 % |
| Total interest income | 65,798 | 60,113 | 5,685 | 9.46 % |
| **Interest expense** | | | | |
| Deposits | 4,021 | 5,442 | (1,421) | (26.11)% |
| Borrowings | | | | |
| Federal funds purchased and repurchase agreements | 79 | 53 | 26 | 49.06 % |
| Federal Home Loan Bank advances | 152 | 1,302 | (1,150) | (88.33)% |
| Subordinated debt, net of unamortized issuance costs | 1,065 | 615 | 450 | 73.17 % |
| Total interest expense | 5,317 | 7,412 | (2,095) | (28.26)% |
| Net interest income | 60,481 | 52,701 | 7,780 | 14.76 % |
| Provision for loan losses | 483 | (518) | 1,001 | N/A |
| Net interest income after provision for loan losses | 59,998 | 53,219 | 6,779 | 12.74 % |
| **Noninterest income** | | | | |
| Service charges and fees | 8,730 | 7,614 | 1,116 | 14.66 % |
| Wealth management fees | 3,005 | 3,071 | (66) | (2.15)% |
| Earnings on corporate owned life insurance policies | 884 | 800 | 84 | 10.50 % |
| Net gain on sale of mortgage loans | 631 | 1,694 | (1,063) | (62.75)% |
| Gains from redemption of corporate owned life insurance policies | 57 | 271 | (214) | (78.97)% |
| Other | 359 | 372 | (13) | (3.49)% |
| Total noninterest income | 13,666 | 13,822 | (156) | (1.13)% |
| **Noninterest expenses** | | | | |
| Compensation and benefits | 24,887 | 23,749 | 1,138 | 4.79 % |
| Furniture and equipment | 6,006 | 5,462 | 544 | 9.96 % |
| Occupancy | 3,691 | 3,661 | 30 | 0.82 % |
| Other | 12,236 | 10,822 | 1,414 | 13.07 % |
| Total noninterest expenses | 46,820 | 43,694 | 3,126 | 7.15 % |
| Income before federal income tax expense | 26,844 | 23,347 | 3,497 | 14.98 % |
| Federal income tax expense | 4,606 | 3,848 | 758 | 19.70 % |
| NET INCOME | $ 22,238 | $ 19,499 | $ 2,739 | 14.05 % |
| **Earnings per common share** | | | | |
| Basic | $ 2.95 | $ 2.48 | $ 0.47 | 18.95 % |
| Diluted | $ 2.91 | $ 2.45 | $ 0.46 | 18.78 % |
| Cash dividends per common share | $ 1.09 | $ 1.08 | $ 0.01 | 0.93 % |

# ISABELLA BANK CORPORATION
## AVERAGE BALANCES, INTEREST RATE, AND NET INTEREST INCOME
(Dollars in thousands)

The following schedules present the daily average amount outstanding for each major category of interest earning assets, non-earning assets, interest bearing liabilities, and noninterest bearing liabilities for the last two years.  These schedules also present an analysis of interest income and interest expense for the periods indicated.  All interest income is reported on a fully taxable equivalent (FTE) basis using a federal income tax rate of 21%. Loans in nonaccrual status, for the purpose of the following computations, are included in the average loan balances.  Federal Reserve Bank and Federal Home Loan Bank (FHLB) restricted equity holdings are included in other interest earning assets.

| | Year Ended December 31 | | | | | |
| --- | --- | --- | --- | --- | --- | --- |
| | 2022 | | | 2021 | | |
| | Average Balance | Tax Equivalent Interest | Average Yield / Rate | Average Balance | Tax Equivalent Interest | Average Yield / Rate |
| **INTEREST EARNING ASSETS** | | | | | | |
| Loans [1] | $ 1,249,634 | $ 53,283 | 4.26 % | $ 1,208,141 | $ 51,410 | 4.26 % |
| Taxable investment securities | 477,159 | 8,294 | 1.74 % | 297,357 | 4,920 | 1.65 % |
| Nontaxable investment securities | 107,158 | 3,933 | 3.67 % | 117,997 | 4,235 | 3.59 % |
| Fed funds sold | 10 | - | 2.42 % | 5 | - | 0.02 % |
| Other | 99,301 | 1,344 | 1.35 % | 255,246 | 706 | 0.28 % |
| Total earning assets | 1,933,262 | 66,854 | 3.46 % | 1,878,746 | 61,271 | 3.26 % |
| **NONEARNING ASSETS** | | | | | | |
| Allowance for loan losses | (9,477) | | | (9,396) | | |
| Cash and demand deposits due from banks | 24,708 | | | 29,139 | | |
| Premises and equipment | 24,648 | | | 24,760 | | |
| Accrued income and other assets | 81,823 | | | 109,625 | | |
| Total assets | $ 2,054,964 | | | $ 2,032,874 | | |
| **INTEREST BEARING LIABILITIES** | | | | | | |
| Interest bearing demand deposits | $ 374,623 | 274 | 0.07 % | $ 345,015 | 216 | 0.06 % |
| Savings deposits | 630,574 | 1,135 | 0.18 % | 558,102 | 616 | 0.11 % |
| Time deposits | 270,296 | 2,612 | 0.97 % | 336,094 | 4,610 | 1.37 % |
| Federal funds purchased and repurchase agreements | 49,974 | 79 | 0.16 % | 57,453 | 53 | 0.09 % |
| FHLB advances | 7,863 | 152 | 1.93 % | 69,342 | 1,302 | 1.88 % |
| Subordinated debt, net of unamortized issuance costs | 29,200 | 1,065 | 3.65 % | 17,000 | 615 | 3.62 % |
| Total interest bearing liabilities | 1,362,530 | 5,317 | 0.39 % | 1,383,006 | 7,412 | 0.54 % |
| **NONINTEREST BEARING LIABILITIES** | | | | | | |
| Demand deposits | 482,781 | | | 416,247 | | |
| Other | 14,695 | | | 12,858 | | |
| Shareholders' equity | 194,958 | | | 220,763 | | |
| Total liabilities and shareholders' equity | $ 2,054,964 | | | $ 2,032,874 | | |
| Net interest income (FTE) | | $ 61,537 | | | $ 53,859 | |
| Net yield on interest earning assets (FTE) | | | 3.18 % | | | 2.87 % |

[1] Includes loans and mortgages loans available-for-sale

# Board of Directors

AS OF MARCH 2023



### SARAH R. OPPERMAN - CHAIR

*Vice President (retired),*
*The Dow Chemical Company*



### JAE A. EVANS

*President & Chief Executive Officer,*
*Isabella Bank Corporation*
*Chief Executive Officer,*
*Isabella Bank*



### JEROME E. SCHWIND

*President,*
*Isabella Bank*



### DR. JEFFREY J. BARNES

*Physician,*
*L.O. Eye Care*



### JILL BOURLAND, CPA, HCCP

*Chief Executive Officer & Partner,*
*Blystone & Bailey, CPAs, PC*



### MELINDA M. COFFIN

*Chief Executive Officer,*
*Soaring Eagle Gaming*
*Enterprises*



### G. CHARLES HUBSCHER

*President,*
*Hubscher and Son, Inc.*



### THOMAS L. KLEINHARDT

*President,*
*McGuire Chevrolet*



### DAVID J. MANESS

*President,*
*Maness Petroleum*



### RICHARD L. MCGUIRK

*Operations Manager/President,*
*Central Management, Inc.*



### CHAD R. PAYTON, CPA

*Officer and Managing Partner,*
*Roslund, Prestage & Company, PC*



### VICKI L. RUPP

*Corporate Director (retired),*
*The Dow Chemical Company*



### GREGORY V. VARNER

*Research Director (retired),*
*Michigan Bean Commission*

# Senior Officers & Regional Boards

## ISABELLA BANK CORPORATION OFFICERS

**JAE A. EVANS**
President & Chief Executive Officer

**JEROME E. SCHWIND**
Vice President

**NEIL M. McDONNELL**
Chief Financial Officer

**DEBRA A. CAMPBELL**
Vice President, Secretary

**JENNIFER L. GILL**
Vice President, Controller

**MICHAEL P. PRISBY**
Vice President, Treasurer

## ISABELLA BANK OFFICERS

**JAE A. EVANS**
Chief Executive Officer

**JEROME E. SCHWIND**
President

**NEIL M. McDONNELL**
Chief Financial Officer

**DAVID J. REETZ**
Chief Lending Officer

**PEGGY L. WHEELER**
Chief Operations Officer

**JON D. CATLIN**
Chief Credit Officer

**MICHAEL R. COLBY**
President, East Region

**BRIAN K. GOWARD**
President, South Region

**DAVID W. SEPPALA**
President, West Region

**PATRICK J. MEASE, SPHR, SHRM-SCP**
Chief Human Resources Officer,
Human Resources

**RANDY J. DICKINSON, CPA, CTFA**
Senior Vice President, Isabella Wealth

**THOMAS J. WALLACE**
Senior Vice President, Retail Credit

**JOSHUA A. ELING**
Market President, Big Rapids

**MICHAEL D. WILLIAMS**
Market President, Midland

**ERIKA M. ROSS**
Vice President, Chief Risk Officer

**JULIE A. SMITH, CGEIT, CRISC**
Vice President, Chief Technology Officer

**KIMBERLY K. BETTS**
Vice President, Collections

**JAMES L. BINDER**
Vice President, Commercial Loans

**JENN A. BRICK**
Vice President, Customer Service Operations

**DAVID E. BROWN**
Vice President, Commercial Loans

**DEBRA A. CAMPBELL**
Vice President, Shareholder Relations

**JENNIFER L. GILL**
Vice President, Controller

**THOMAS N. GROSS**
Vice President, Commercial Loans

**CYNDIA S. HEAP, CRCM, CAMS**
Vice President, Compliance

**MICHAEL K. HUENEMANN**
Vice President, Commercial Loans

**JOANNA L. KEENAN**
Vice President, Isabella Wealth

**KATHY J. KORSON**
Vice President, Mortgage Loans

**KIMBERLY A. LAMBRIGHT**
Vice President, Internal Audit

**ROBERT Z. MACLEOD**
Vice President, Branch Administration

**GREGORY S. MAPES**
Vice President, Financial Services

**DANIEL P. MCKUNE**
Vice President, Isabella Wealth

**MICHELLE L. MEASE**
Vice President, Isabella Wealth

**MICHAEL P. PRISBY**
Vice President, Treasurer

**PAUL A. SCOBY**
Vice President, Commercial Loans

**JEFFREY W. SMITH**
Vice President, Commercial Loans

**LESLIE J. THIELEN**
Vice President, Mortgage Loans

**TRISH M. TOMCZAK**
Vice President, Marketing

**AMY C. VOGEL**
Vice President, Core Systems & Special
Projects

**TIM M. WILSON**
Vice President, Regional Branch Manager

**TRACY A. ZAYLER**
Vice President, Regional Branch Manager

## REGIONAL BOARDS OF DIRECTORS

### East
MICHAEL R. COLBY

MARY F. DRAVES

SMALLWOOD HOLOMAN JR.

RENEÉ S. JOHNSTON

CLARENCE M. RIVETTE

VICKI L. RUPP

JEROME E. SCHWIND

### South
CINDY M. BOSLEY

BRIAN K. GOWARD

WILLIAM HENDERSON

CHAD R. PAYTON

JEROME E. SCHWIND

JEFFREY E. SHERWOOD

GREGORY V. VARNER

### West
DR. RALPH P. CREW

MATTHEW L. CURRIE

KEVIN J. DEFEVER

BLAKE R. HOLLENBECK

ALEXANDER R. KEMP

GREGORY D. MILLARD

BRIAN R. SACKETT

JEROME E. SCHWIND

DAVID W. SEPPALA

### North
SHARI R. BUCCILLI

MICHAEL L. JENKINS

THOMAS L. KLEINHARDT

JEROME E. SCHWIND

STEVEN L. STARK

AS OF MARCH 2023

# 120 years: Barz, Fabiano reflect on the culture, values, impact of Isabella Bank

Rick Barz spent his entire career — 46 years — with Isabella Bank, including 13 as Chief Executive Officer. Jim Fabiano served 33 years on its Board of Directors, including six as chair. Reflecting on their experiences and the 120-year history of what started as Isabella County State Bank in 1903, they cement what it means to be a strong community bank.



*Richard J. Barz*

## INSIGHTS FROM RICHARD J. BARZ

### Unexpected beginnings

I graduated with a degree in marketing, but the economy was soft and jobs were scarce. Since I had borrowed money for student loans from the Bank, I stopped in looking for a job. Timing was perfect, as they were looking for a manager for the proposed West High Street branch. They hired me in April 1972, and after a year on the teller line and in other departments, I was promoted to branch manager.

### Constant growth

When I first started, we were approximately a $37 million bank with less than 50 employees. When I left in 2013, we had assets under management of $2.1 billion and over 330 employees. Business grew in existing offices, we added new branches, and we acquired other banks. The first major change in strategy was when we went east to Midland in 2010 and then to Saginaw County. We expanded markets by providing personalized, local service — which larger banks tried to do, but seemed to forget.

### Enthusiastic employees

Employees are the heart of our organization. A lot of our employees come to work not just because they have to, but because they want to. Other banks can't compete with that.

When we had our annual employee recognition event, Dan Eversole, then VP of Human Resources, directed a program complete with scripts - sometimes 50+ pages long. Then we'd have rehearsals! The first year, the theme was the Oscars with a red carpet. Another time it was the Wizard of "Iz". We always recognized the tenure and accomplishments of employees, complete with the prized "Izzy" awards.

### Challenges are rewarding

Our biggest challenge is competition! We were always the target of any new financial institution that came into our area. We were good, but we still had to study what others were doing and learn from them. I learned to accept that sometimes the best ideas came from others.

I am most proud that we're still here and we're still Isabella Bank. I'm proud to know we've served a lot of people well. It's rewarding when you see a customer's business grow from a seed of an idea into a major business thanks in part to support from the Bank.

*Local. Growing. Staying.*

*The Bank's strength is remaining a community bank, thinking like a community bank and serving the community.*

**JAMES C. FABIANO, FORMER CHAIRMAN**



*James Fabiano and his wife, Lee.*

## INSIGHTS FROM JAMES C. FABIANO

### *"THE Bank"*

Isabella Bank is the most rewarding institution I've ever been involved with. I call it "THE Bank," because to me, it's the only one. To know you're helping the community by being involved with its largest financial institution — that's special.

I'm still a little old-school. I like to go into the Main Branch and see Lynette Price; she still remembers me. I go in every month and get a pack of $2 bills that I pass out to people, often suggesting they use it as a bookmark. Readers are leaders.

### *Connection across nine decades*

I opened my first checking account in 1964. My dad and uncle opened their accounts in the '40s. The Bank's strength is remaining a community bank, thinking like a community bank and serving the community.

### *Biggest challenge/opportunity*

The breakdown in the economy in '08 and '09 affected so many businesses and families. We did whatever we could do, to the fullest extent possible, to make sure they didn't fail.

### *Fond memory*

My fondest times at the Bank were spent with the board members and employees. Being able to interact with Larry Johns (former President) was very rewarding. Debbie Campbell is one of my favorites. She is my main contact now and great to work with.

### *Culture is the foundation*

You know something's right when a business has employees who have worked there more than 40 years. The Bank's culture is hard to define, but it's a deep interest in our customers. Customers from the outside, and those inside — meaning employees who interact with the community, their neighbors, local businesses and friends.

Even when The Bank grows, it's a matter of who we're looking to take care of and how we'll take care of them.


ISABELLA BANK
PAVILION

*Left to right: Ian Davison (former Dean of Engineering & Science at CMU), former Director Jim Fabiano, former President Steve Pung and former CEO Rick Barz at CMU Fabiano Botanical Garden, 2012.*

# Annual Shareholder Meeting

## MAY 9, 2023 at 5:00PM

Courtyard by Marriott
2400 East Campus Drive, Mt. Pleasant, MI 48858

# New online and mobile platform make banking easier



**E**nhancements in technology including online and mobile services and updated ATMs are bringing new customers to Isabella Bank and impressing our longtime loyal base.

"We are committed to digital banking, security and easy access to money," Jerome E. Schwind, President of Isabella Bank, said. "Our technology has changed in the last year and it is attracting more customers, especially the younger generations. We hear from multiple sources that younger customers don't want to always go into the bank."

The new online and mobile platforms launched in May 2022. Both have upgraded security features and make it easy for customers to transfer money, pay bills and find details on transactions. The mobile app includes biometric security features including fingerprint and facial recognition.

The new platforms include Zelle, a secure method for customers to quickly send or receive money from others in real time.

The Bank installed all new and advanced ATMs throughout our service area — providing customers with options for choosing how they want to interact with their accounts. This follows Isabella Bank's 2021 move to join the Allpoint ATM Network, which gives customers surcharge-free access to over 55,000 ATMs worldwide.

Isabella Bank also partnered with ID TheftSmart, a credit monitoring service that offers help recovering from fraud. Customers can access these identity theft services for a small monthly fee.

## We are committed to digital banking, security and easy access to money.

### JEROME E. SCHWIND, PRESIDENT, ISABELLA BANK



# ISABELLA BANK CORPORATION

**401 N. Main St.**
**Mt. Pleasant, Michigan 48858**

## NOTICE OF THE ANNUAL MEETING OF SHAREHOLDERS
## To Be Held May 9, 2023

Notice is hereby given that the Annual Meeting of Shareholders of Isabella Bank Corporation will be held on Tuesday, May 9, 2023 at 5:00 p.m. Eastern Daylight Time, at the Courtyard by Marriott, 2400 East Campus Drive, Mt. Pleasant, Michigan. The meeting is for the purpose of considering and acting upon the following items of business:

1.  The election of three directors.

2.  To hold an advisory, non-binding vote on executive compensation of named executive officers.

3.  To hold an advisory, non-binding vote on how frequently advisory votes on the executive compensation of named executive officers should be held.

4.  To ratify the appointment of Rehmann Robson LLC as the independent registered public accounting firm for the year ending December 31, 2023.

5.  To transact such other business as may properly come before the meeting, or any adjournment or adjournments thereof.

The Board of Directors has fixed March 17, 2023 as the record date for determination of shareholders entitled to notice of, and to vote at, the meeting or any adjournments thereof.

By order of the Board of Directors

*Debra Campbell*

Debra Campbell, Secretary

Dated: March 27, 2023

## *YOUR VOTE IS IMPORTANT! Please vote even if you plan to attend the meeting.*

### VOTE BY PHONE
Call 800.690.6903 (toll-free), have your proxy form in hand, follow the instructions to vote.

### VOTE BY MAIL
Indicate your choice with respect to the matters to be voted upon, sign, date, and return your proxy form in the enclosed envelope.

**Please Note:** If stock is held in more than one name, all parties should sign the proxy form.

### VOTE ONLINE
Visit proxyvote.com, have your proxy form in hand when you access the website and follow the instructions to obtain your records and create an electronic voting instruction form.

# ISABELLA BANK CORPORATION

**401 N. Main St.**
**Mt. Pleasant, Michigan 48858**

## PROXY STATEMENT

**General Information**

This Proxy Statement is furnished in connection with the solicitation of proxies, to be voted at our Annual Meeting of Shareholders (the "Annual Meeting") which is to held on Tuesday, May 9, 2023 at 5:00 p.m. at the Courtyard by Marriott, 2400 East Campus Drive, Mt. Pleasant, Michigan, or at any adjournment or adjournments thereof, for the purposes set forth in the accompanying Notice of the Annual Meeting of Shareholders and in this Proxy Statement.

This Proxy Statement has been mailed on March 27, 2023 to all holders of record of common stock as of the record date. If a shareholder's shares are held in the name of a broker, bank, or other nominee, then that party should give the shareholder instructions for voting the shareholder's shares.

**Voting at the Meeting**

We have fixed the close of business on March 17, 2023 as the record date for the determination of shareholders entitled to notice of, and to vote at, the Annual Meeting and any adjournment or adjournments thereof. We have only one class of common stock and no preferred stock. As of March 17, 2023, there were 7,561,422 shares of stock outstanding. Each outstanding share entitles the holder thereof to one vote on each separate matter presented for vote at the meeting. You may vote on matters that are properly presented at the Annual Meeting by attending the meeting and casting a vote, signing and returning the enclosed proxy, voting on the internet, or voting by phone. You may change your vote or revoke your proxy at any time before it is voted at the Annual Meeting by filing with Isabella Bank Corporation (the "Corporation") an instrument revoking it, filing a duly executed proxy bearing a later date (including a proxy given over the internet or by phone) or by attending the meeting and electing to vote in person. You are encouraged to vote by mail, internet, or phone.

A quorum must be present in order to hold the Annual Meeting. A quorum is present if a majority of the shares of common stock entitled to vote are represented in person or by proxy. If you execute and return a proxy, those shares will be counted to determine if there is a quorum, even if you abstain or fail to vote on any of the proposals.

Your broker *may not* vote on Proposals 1-3 if you do not furnish instructions for such proposals. You should instruct the broker to vote the shares, or else your shares will be considered "broker non-votes." Broker non-votes are shares held by brokers or nominees as to which voting instructions have not been received from the shares' beneficial owner or the individual entitled to vote those shares and the broker or nominee does not have discretionary voting power under rules applicable to broker-dealers. Under these rules, Proposals 1-3 are not items on which brokerage firms may vote in their discretion on your behalf unless you have furnished voting instructions. On the other hand, under these rules your broker will be able to vote on Proposal 4- ratification of the appointment of Rehmann Robson LLC ("Rehmann") as our independent registered public accounting firm.

At this year's Annual Meeting, you will elect three directors to serve for a term of three years. You may vote in favor or withhold your vote with respect to any or all nominees. Directors are elected by a plurality of the votes cast at the Annual Meeting. Abstentions and shares not voted, including broker non-votes, have no effect on the elections.

In voting on the advisory, non-binding proposal to approve the executive compensation disclosed in this proxy statement, a shareholder may vote in favor of the advisory proposal, vote against the advisory proposal or abstain from voting. A majority of the shares represented at the annual meeting and entitled to vote on this advisory proposal must be voted in favor of the proposal for it to pass. While this vote is required by law, it will neither be binding on the Board of Directors, nor will it create or imply any change in the fiduciary duties of, or impose any additional fiduciary duty on the Board of Directors. In counting votes on the advisory, non-binding proposal to approve executive compensation matters, abstentions will have the same effect as a vote against the proposal and broker non-votes will have no effect on the outcome of the vote.

In voting on the advisory, non-binding proposal to approve the frequency of the advisory vote on executive compensation described in this proxy statement, a shareholder may vote for one year, two years or three years or may abstain from voting. The option of one year, two years or three years that receives a plurality of votes cast by shareholders will be the frequency for the advisory vote on executive compensation that has been selected by shareholders. While this vote is also required by law, it will neither be binding on the Board of Directors, nor will it create or imply any change in the fiduciary duties of, or impose any additional fiduciary duty on the Board of Directors. In counting votes on the advisory, non-binding proposal to approve the frequency of the advisory vote on executive compensation, abstentions and broker non-votes will have no effect on the outcome of the vote.

Ratification of the appointment of Rehmann requires that the number of votes cast "FOR" the proposal exceed the number of votes cast "AGAINST" such proposal. In counting votes on the ratification of the appointment of Rehmann as our independent registered public accounting firm, abstentions and broker non-votes will have no effect on the outcome of the vote.

<u>**Proposal 1 - Election of Directors**</u>

The Board of Directors (the "Board") currently consists of thirteen (13) members divided into three classes, with the directors in each class being elected for a term of three years. The Board increased from 12 to 13 members with the appointment of Melinda M. Coffin, effective November 30, 2022. In 2023, the Board will decrease from 13 to 11 members as G. Charles Hubscher and David J. Maness, whose current terms expire at the Annual Meeting, will retire from the Board. At the Annual Meeting, Dr. Jeffery J. Barnes, Melinda M. Coffin, and Vicki L. Rupp, whose current terms expire at the Annual Meeting, have been nominated for election to serve through the 2026 Annual Meeting.

Except as otherwise specified, proxies will be voted for the election of the three nominees. If a nominee becomes unable or unwilling to serve, proxies will be voted for such other person, if any, as shall be designated. However, we know of no reason to anticipate that this will occur. Each of the nominees has agreed to serve as a director if elected.

Nominees and current directors, including their principal occupation for the last five or more years, age, and length of service as a director, are listed below.

**We recommend that you vote FOR the election of each of the nominees.**

**Director Qualifications**

Board members are highly qualified and represent your best interests. We select nominees who:

- Have extensive business leadership.
- Bring a diverse perspective and experience.
- Are objective and collegial.
- Have high ethical standards and have demonstrated sound business judgment.
- Are willing and able to commit the significant time and effort to effectively fulfill their responsibilities.
- Are active in and knowledgeable of their respective communities.

Each nominee and current director possesses these qualities and provides a diverse complement of specific business skills and experience. In addition to the general qualifications described above, qualifications are included in the biographical summaries provided below.

The following table identifies individual Board members serving on each of our standing committees:

| Director | Audit | Nominating and Corporate Governance | Compensation and Human Resource |
|---|---|---|---|
| Sarah R. Opperman | X<sup>o</sup> | X<sup>o</sup> | X<sup>o</sup> |
| Dr. Jeffrey J. Barnes | | X | |
| Jill Bourland | X<sup>c</sup> | | X<sup>c</sup> |
| Melinda M. Coffin | | | |
| Jae A. Evans | | | |
| G. Charles Hubscher | | X<sup>c</sup> | |
| Thomas L. Kleinhardt | X | | X |
| David J. Maness | X | X | |
| Richard L. McGuirk | | | |
| Chad R. Payton | X | | X |
| Vicki L. Rupp | | | |
| Jerome E. Schwind | | | |
| Gregory V. Varner | | X | X |

C — Chairperson

O — Ex-Officio

**Director Nominees for Terms Ending in 2026**

*Dr. Jeffrey J. Barnes* (age 60) has been a director of the Bank since 2007 and of Isabella Bank Corporation since 2010. Dr. Barnes is a physician at L.O. Eye Care. He is a former member of the Central Michigan Community Hospital Board of Directors. Dr. Barnes' experience in business operations and management, as well as knowledge of the communities we serve, benefit the Board.

*Melinda M. Coffin* (age 48) was appointed a director of Isabella Bank Corporation and of the Bank at the October 26, 2022 Board meeting, effective November 30, 2022.  Ms. Coffin has been the CEO of Soaring Eagle Gaming Enterprises since October 2021.  She received her undergraduate degree and MBA from Central Michigan University.  Ms. Coffin's knowledge and experience in compliance and regulatory matters, as well as her community involvement, adds value to the Board.

*Vicki L. Rupp* (age 63) has been a director of Isabella Bank Corporation and of the Bank since 2019. Ms. Rupp retired from The Dow Chemical Company after a successful thirty-five year career in various positions, including her final position of Corporate Director of Business Services.  Her experience includes specialty research and development, environmental, health and safety, global corporate service management, mergers and acquisition implementation, and organizational management.  Ms. Rupp owns her own consulting company, Vicki Rupp Consulting, for companies seeking operational improvements.  She also serves on the Saginaw Valley State University Foundation Board and is chair of the Saginaw Valley State University Board of Control.  Ms. Rupp brings experience in operations and strategic development and a commitment to community service.

**Current Directors with Terms Ending in 2023**

*G. Charles Hubscher* (age 69) has been a director of the Bank since 2004 and of Isabella Bank Corporation since 2010.  Mr. Hubscher is President of Hubscher and Son, Inc., a sand and gravel producer. He is a former director of the National Stone, Sand and Gravel Association, the Michigan Aggregates Association, and has served on the Mt. Pleasant Area Community Foundation Board of Trustees for 20 years. Mr. Hubscher is a former member of the Zoning Board of Appeals for Deerfield Township. Mr. Hubscher's experience in business operations and management, as well as his knowledge of the communities we serve, have been valuable to the Board over his 19 years of service to the Board.

*David J. Maness* (age 69) has been a director of the Bank since 2003 and of Isabella Bank Corporation since 2004. Mr. Maness served as Chairman of the Board for the Corporation and the Bank from 2010 to May 2021. He is President of Maness Petroleum, a geological and geophysical consulting services company. Mr. Maness is currently serving as a director for the Michigan Oil & Gas Association, and he previously served on the Mt. Pleasant Public Schools Board of Education. The business experience and community involvement that Mr. Maness added to the Board over the last 20 years was invaluable.

**Current Directors with Terms Ending in 2024**

*Jill Bourland* (age 52) has been a director of Isabella Bank Corporation and of the Bank since 2017.  Ms. Bourland is CEO and Partner of Blystone & Bailey, CPAs, P.C.  Ms. Bourland is a graduate of Central Michigan University, a Certified Public Accountant, and a Housing Credit Certified Professional.  She has over 25 years of audit, tax and accounting experience with a concentration in small business and affordable housing sectors.  She currently serves as President of the William and Janet Strickler Nonprofit Center.  Jill also serves on the Mid Michigan College Foundation Board of Directors.  She formerly served as President of the Mt. Pleasant Area Community Foundation and also as Treasurer and Chair of its Finance Committee.  She is involved with the Gratiot-Isabella Technical Education Center Accounting/Business Advisory Committee. She is also a member of the American Institute of Certified Public Accountants, Michigan Association of Certified Public Accountants, and Home Builders Association. Ms. Bourland has expertise in accounting, business experience and a strong commitment to community involvement.

*Jae A. Evans* (age 66) has been a director of Isabella Bank Corporation and of the Bank since 2014.  He has been President and Chief Executive Officer of the Corporation since 2014 and Chief Executive Officer of the Bank since 2018.  Mr. Evans has been employed by the Corporation since 2008 and served as Chief Operations Officer of the Bank from 2011 to 2013 and President of the Greenville Division of the Bank from 2008 to 2011.  He is a graduate of Central Michigan University and has over 46 years of banking experience.  Mr. Evans currently serves as a board member for The Community Bankers of Michigan, United Bankers Bank, and the Central Michigan University Advancement Board. Mr. Evans is also past Chair of the EightCap, Inc. Governing Board, past Vice Chair of the Carson City Hospital, past board member of the McLaren Central Michigan Hospital, was president of the Greenville Rotary Club, and past Chair of The Community Bankers of Michigan. Mr. Evans provides the Board with executive leadership, knowledge of commercial banking, and strong community involvement.

*Richard L. McGuirk* (age 51) was appointed a director of Isabella Bank Corporation and of the Bank at the February 24, 2021 Board meeting, effective March 31, 2021.  Mr. McGuirk is the President and Operations Manager of Central Management, Inc. and a management consultant for McGuirk Sand-Gravel, Inc.  Mr. McGuirk is a graduate of Central Michigan University and is a licensed real estate broker in Michigan and Florida. He currently serves as a board member for the Central Michigan University Advancement Board, and is past board member of the Mt. Pleasant Area Community Foundation.  Mr. McGuirk has expertise in business, and a strong commitment to community involvement.

*Jerome E. Schwind* (age 56) has been a director of Isabella Bank Corporation and of the Bank since 2017. Mr. Schwind is President of the Bank and Vice President of the Corporation.  He has been employed by the Bank since 1999 and has served in various roles at the Bank including Executive Vice President and Chief Operations Officer.   Mr. Schwind received his undergraduate degree from Ferris State University and his MBA from Lake Superior State University.  He is also a graduate of the Dale Carnegie Executive Development program, the Graduate School of Banking at the University of Wisconsin-Madison, and the Rollie Denison Leadership Institute.  Mr. Schwind is the current chair of the Michigan Bankers Association.  He also serves as the Chair for the Middle Michigan Development Corporation, is a member of the Finance Advisory Board for the Ferris State University College of Business, the Michigan Bankers Association Perry School of Banking Board, and also the Great Lakes Bay Alliance Board.  Mr. Schwind brings his experience in banking and his many years at Isabella Bank to the Board in addition to his knowledge of the markets we serve.

## Current Directors with Terms Ending in 2025

*Thomas L. Kleinhardt* (age 68) has been a director of the Bank since 1998 and of Isabella Bank Corporation since 2010. Mr. Kleinhardt is President of McGuire Chevrolet, active in the Clare Kiwanis Club, and the former coach of the girls Varsity Basketball team for both Farwell High School and Clare High School. Mr. Kleinhardt's years of experience in managing a successful automobile dealership and understanding the financing needs of customers are valuable to the Board.

*Sarah R. Opperman* (age 63) has been a director of Isabella Bank Corporation and of the Bank since 2012 and has served as chair of both boards since May 2021. Ms. Opperman previously was employed for 28 years by The Dow Chemical Company, where she held leadership roles in public and government affairs. She served as interim President and Chief Executive Officer of the Midland Business Alliance from March 1 to December 2018.  Ms. Opperman is a member of the Central Michigan University Advancement Board, the MyMichigan Health Foundation Board, and the Michigan Baseball Foundation Board.  Ms. Opperman's business and leadership expertise, as well as her depth of community relationships, benefit Board discussions and decisions.

*Chad R. Payton* (age 54) has been a director of Isabella Bank Corporation and of the Bank since March 2021. Mr. Payton is a Certified Public Accountant and Partner of Roslund, Prestage & Company, PC, with over 30 years of tax and accounting experience.  Mr. Payton is a member of the American Institute of Certified Public Accountants and Michigan Association of Certified Public Accountants.  Mr. Payton's expertise in accounting and business experience are valuable to the Board.

*Gregory V. Varner* (age 68) has been a director of Isabella Bank Corporation and of the Bank since 2015.  Mr. Varner was the Research Director for the Michigan Bean Commission for 40 years and retired in 2019.  He has advised both national and international dry bean research programs in the United States, Africa and Central America.  He received a Bachelor of Science in Agricultural Education and a Master of Science in Crop Science from Michigan State University. Mr. Varner's knowledge and years of experience in the agricultural field is an asset to the Board.

Each of the directors has been engaged in their stated professions for more than five years unless otherwise stated.

## Other Executive Officers

*Neil M. McDonnell* (age 59), Chief Financial Officer of Isabella Bank Corporation and of the Bank, joined Isabella Bank Corporation on January 30, 2018.  Mr. McDonnell has over 30 years of banking experience and has served as chief financial officer, controller, treasurer, compliance and risk officer, and director of finance at large international banks, local community banks, as well as de novo banks.  He serves on the Board of Mid-Michigan Industries and on the finance committee of Habitat for Humanity of Isabella County.

*David J. Reetz* (age 62), Chief Lending Officer of the Bank, has over 40 years of lending experience and has been employed by the Bank since 1987, serving in his current role since 2003. He is a past President of the Exchange Club of Isabella County, served as Treasurer of the Isabella County Co-Expo Board and serves as a member of the Summit Clubhouse Advisory Board and the Mt. Pleasant Rotary Club.

*Peggy L. Wheeler* (age 63), Chief Operations Officer of the Bank, has been employed by the Bank since 1977.  She has over 45 years of banking experience with Isabella Bank, holding various positions including customer service, accounting, Controller, and Senior Vice President of Operations.  Ms. Wheeler serves on the Board for the Michigan Bankers Association Service Corporation, RISE Advocacy, Inc. and is a member of the grant review committee for the Mt. Pleasant Area Community Foundation.

## Proposal 2 - Advisory Vote on Executive Compensation

The compensation of the Corporation's principal executive officer, principal financial officer, and our next most highly compensated executive officer (named executive officers) is provided under the heading "Executive Officers". Shareholders are urged to read that section of this proxy statement.

In accordance with Section 14A of the Securities Exchange Act of 1934, as amended (the "Exchange Act") shareholders will be asked at the Annual Meeting to provide their support with respect to the compensation of the Corporation's named executive officers by voting on the following advisory, non-binding resolution:

**RESOLVED, that the shareholders of Isabella Bank Corporation approve, on an advisory basis, the compensation paid to the Corporation's named executive officers, as disclosed pursuant to the compensation disclosure rules of the Securities and Exchange Commission, including the compensation table and narrative discussion, for purposes of Section 14A of the Securities Exchange Act of 1934.**

The advisory vote on executive compensation, commonly referred to as a say-on-pay advisory vote, is non-binding on the Board of Directors. Although non-binding, the Board of Directors and the Compensation and Human Resource Committee value constructive dialogue on executive compensation and other important governance topics with the Corporation's shareholders and encourage all shareholders to vote their shares on this matter. The Board of Directors and the Compensation and Human Resource Committee will review the voting results and take them into consideration when making future decisions regarding executive compensation programs.

The Board believes shareholders should consider the following in determining whether to approve this proposal:

- Each member of the Compensation and Human Resource Committee is independent under the NASDAQ listing requirements;
- The Compensation and Human Resource Committee continually monitors the Corporation's performance and adjusts compensation practices accordingly; and
- The Compensation and Human Resource Committee regularly assesses the Corporation's individual and total compensation programs against peer companies, the general marketplace and other industry data points.

**Unless otherwise instructed, validly executed proxies will be voted "FOR" this resolution.**

**We unanimously recommend that you vote FOR the non-binding advisory resolution approving the executive compensation of the named executive officers.**

## Proposal 3 - Frequency of Advisory Votes On Executive Compensation

In accordance with Section 14A of the Exchange Act, the Corporation is providing a shareholder advisory vote to approve the compensation of our named executive officers (the say-on-pay advisory vote in Proposal 2 above) this year and will do so at least once every three years thereafter. Pursuant to Section 14A of the Exchange Act, at the 2023 Annual Meeting, the Corporation is also asking shareholders to vote on whether future say-on-pay advisory votes on executive compensation should occur every year, every two years or every three years.

After careful consideration, the Board of Directors recommends that future shareholder say-on-pay advisory votes on executive compensation be conducted every three years.

Although the Board of Directors recommends a say-on-pay vote every three years, shareholders will be able to specify one of four choices for this proposal on the proxy card: one year, two years, three years or abstain. Shareholders are not voting to approve or disapprove the Board of Directors' recommendation. Although this advisory vote regarding the frequency of say-on-pay votes is non-binding on the Board of Directors, the Board of Directors and the Compensation and Human Resource Committee will review the voting results and take them into consideration when deciding how often to conduct future say-on-pay shareholder advisory votes.

**Unless otherwise instructed, validly executed proxies will be voted "FOR" the Three Year frequency option.**

**We unanimously recommend that you vote FOR the Three Year frequency option.**

## Proposal 4 - Ratification of Independent Registered Public Accounting Firm

The Audit Committee is directly responsible for the appointment, compensation, retention, and oversight of our independent registered public accounting firm. The Audit Committee engages in an annual evaluation of the independent registered public accounting firm's qualifications, assessing a wide variety of factors.

After assessing the performance and independence of Rehmann, the Corporation's current independent registered public accounting firm, the Audit Committee believes it is in the best interest of the Corporation and its shareholders to retain Rehmann. The Audit Committee has appointed Rehmann as our independent auditors for the year ending December 31, 2023. The Audit Committee seeks shareholder ratification of this appointment. Rehmann has served as our independent registered public accounting firm since 1996.

For information related to the Audit Committee's process and Rehmann's fees, refer to the "Independent Registered Public Accounting Firm" section of this report. A representative of Rehmann is expected to be present at the Annual Meeting to respond to appropriate questions from shareholders and to make any comments Rehmann believes are appropriate.

In the event shareholders do not ratify the appointment, the appointment will be reconsidered by the Audit Committee and the Board of Directors. Even if the selection is ratified, the Audit Committee, in its discretion, may select a different registered public accounting firm at any time during the year if it determines that such a change would be in the best interest of the Corporation and its shareholders.

**Unless otherwise instructed, validly executed proxies will be voted "FOR" this resolution.**

**We unanimously recommend that you vote FOR this proposal to ratify the appointment of Rehmann Robson LLC as our independent registered public accounting firm for the year ending December 31, 2023.**

## Corporate Governance

### Director Independence

We have adopted the director independence standards as defined under the NASDAQ listing requirements. We have determined that Dr. Jeffrey J. Barnes, Jill Bourland, Melinda M. Coffin, G. Charles Hubscher, Thomas L. Kleinhardt, David J. Maness, Richard L. McGuirk, Sarah R. Opperman, Chad R. Payton, Vicki L. Rupp, and Gregory V. Varner are independent directors. Jae A. Evans is not independent as he is employed as President and CEO of Isabella Bank Corporation and CEO of Isabella Bank. Jerome E. Schwind is not independent as he is employed as President of Isabella Bank and Vice President of Isabella Bank Corporation.

### Board Leadership Structure and Risk Oversight

Our Governance Policy provides that only directors who are deemed to be independent as set forth by the NASDAQ listing requirements and SEC rules are eligible to hold the office of chairperson. Additionally, the chairpersons of Board established committees must also be independent directors. It is our belief that having a separate chairperson and CEO best serves the interest of the shareholders. The Board elects its chairperson at the first Board meeting following the Annual Meeting. Independent members of the Board meet without inside directors at least twice per year.

Management is responsible for our day-to-day risk management and the Board's role is to engage in informed oversight. The Board utilizes committees to oversee risks associated with compensation and governance. The Isabella Bank Board of Directors is responsible for overseeing credit, investment, information technology, interest rate, and trust risks. The chairpersons of the respective boards or committees report on their activities on a regular basis.

Our Audit Committee is responsible for overseeing the integrity of our consolidated financial statements, the independent auditors' qualifications and independence, the performance of our internal audit function and those of independent auditors, our system of internal controls, our financial reporting and system of disclosure controls, and our compliance with legal and regulatory requirements and with our Code of Conduct and Business Ethics.

**Committees of the Board of Directors and Meeting Attendance**

The Board met 14 times during 2022. No current member of the Board attended less than 75% of the aggregate meetings of the Board and all committees on which such director served during 2022. The Board has an Audit Committee, a Nominating and Corporate Governance Committee, and a Compensation and Human Resource Committee.

*Audit Committee*

The Audit Committee is composed of independent directors. Information regarding the functions performed by the Audit Committee, its membership, and the number of meetings held during the year, is set forth in the "Audit Committee Report" included in this Proxy Statement. The Audit Committee is governed by a written charter approved by the Board, which is available on the Bank's website: www.isabellabank.com.

In accordance with the provisions of the Sarbanes-Oxley Act of 2002, directors Bourland and Payton met the requirements of Audit Committee Financial Expert and have been so designated. The Audit Committee also consists of directors Kleinhardt, Maness, and Opperman (ex-officio).

*Nominating and Corporate Governance Committee*

We have a standing Nominating and Corporate Governance Committee consisting of independent directors Barnes, Hubscher, Maness, Opperman (ex-officio), and Varner. The Nominating and Corporate Governance Committee held four meetings in 2022, with all committee members attending each meeting for which they were a member. The Board has approved a Nominating and Corporate Governance Committee Charter which is available on the Bank's website: www.isabellabank.com.

The Nominating and Corporate Governance Committee is responsible for evaluating and recommending individuals for nomination to the Board for approval. This Committee, in evaluating nominees, including incumbent directors and any nominees put forth by shareholders, considers business experience, skills, character, judgment, leadership experience, and their knowledge of the geographical markets, business segments or other criteria the Committee deems relevant and appropriate based on the current composition of the Board. This Committee considers diversity in identifying members with respect to our geographical markets served, the industry knowledge and experience of the nominee, and community relations of the nominee.

The Nominating and Corporate Governance Committee will consider, as potential nominees, persons recommended by shareholders. Recommendations should be submitted in writing to the Secretary of the Corporation, 401 N. Main St., Mt. Pleasant, Michigan 48858 and include the shareholder's name, address and number of shares of the Corporation owned by the shareholder. The recommendation should also include the name, age, address and qualifications of the candidate. Recommendations for the 2024 Annual Meeting of Shareholders should be delivered no later than November 28, 2023. The Nominating and Corporate Governance Committee evaluates all potential director nominees in the same manner, whether the nominations are received from a shareholder, or otherwise.

*Compensation and Human Resource Committee*

The Compensation and Human Resource Committee is responsible for reviewing and recommending to the Board the compensation of directors and the compensation of the President and CEO, Bank President, and CFO, including benefit plans. This Committee consists of independent directors Bourland, Kleinhardt, Opperman (ex-officio), Payton, and Varner. The Compensation and Human Resource Committee held five meetings during 2022. This Committee is governed by a written charter approved by the Board that is available on the Bank's website: www.isabellabank.com.

**Communications with the Board**

Shareholders may communicate with the Board by sending written communications to the attention of the Corporation's Secretary, Isabella Bank Corporation, 401 N. Main St., Mt. Pleasant, Michigan 48858. Communications will be forwarded to the Board or the appropriate committee, as soon as practicable.

**Code of Ethics**

Our Code of Conduct and Business Ethics, which is applicable to the CEO, CFO, and Controller, is available on the Bank's website: www.isabellabank.com.

# Audit Committee Report

The Audit Committee oversees the financial reporting process on behalf of the Board. The 2022 Audit Committee consisted of directors Bourland, Kleinhardt, Maness, Opperman (ex-officio), and Payton.

The Audit Committee is responsible for pre-approving all auditing services and permitted non-audit services by our independent auditors, or any other auditing or accounting firm, if those fees are reasonably expected to exceed 5.0% of the current year agreed upon fee for independent audit services. The Audit Committee has established general guidelines for the permissible scope and nature of any permitted non-audit services in connection with its annual review of the audit plan and reviews the guidelines with the Board.

Management has the primary responsibility for the consolidated financial statements and the reporting process including the systems of internal controls. In fulfilling its oversight responsibilities, the Audit Committee reviewed the audited consolidated financial statements in the Annual Report with management including a discussion of the acceptability of the accounting principles, the reasonableness of significant judgments, and the clarity of disclosures in the consolidated financial statements. The Audit Committee also reviewed with management and the independent auditors, management's assertion on the design and effectiveness of our internal control over financial reporting as of December 31, 2022.

The Audit Committee reviewed with our independent auditors, who are responsible for expressing an opinion on the conformity of those audited consolidated financial statements with accounting principles generally accepted in the United States of America, their judgments as to the acceptability of our accounting principles and such other matters as are required to be discussed with the Audit Committee by the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), including those described in Auditing Standard No. 1301, "Communications with Audit Committees", as may be modified or supplemented. In addition, the Audit Committee has received the written disclosures and the letter from the independent auditors required by PCAOB Rule 3526, "Communication with Audit Committees Concerning Independence", as may be modified or supplemented, and has discussed this issue with the independent auditors.

The Audit Committee discussed with our internal and independent auditors the overall scope and plans for their respective audits. The Audit Committee meets with the internal and external independent auditors, with and without management present, to discuss the results of their examinations, their evaluations of our internal controls, and the overall quality of our financial reporting process. The Audit Committee held five meetings during 2022.

In reliance on the reviews and discussions referred to above, the Audit Committee recommended to the Board of Directors (and the Board has approved) that the audited consolidated financial statements be included in the Annual Report on Form 10-K for the year ended December 31, 2022 for filing with the Securities and Exchange Commission. The Audit Committee has appointed Rehmann Robson LLC as the independent auditors for the 2023 audit.

Respectfully submitted,

Jill Bourland, Audit Committee Chairperson
Thomas L. Kleinhardt
David J. Maness
Sarah R. Opperman (ex-officio)
Chad R. Payton

## Executive Officers

Executive officers are compensated in accordance with their employment with the applicable entity. The following table shows information on compensation earned in each of the last two years ended December 31, 2022, for the CEO, CFO, and our next most highly compensated executive officer, collectively the named executive officers ("NEOs").

### Summary Compensation Table

| Name and principal position | Year | Salary ($)(1) | Bonus ($)(2) | Stock Awards ($)(3) | Change in pension value and nonqualified deferred compensation earnings ($)(4) | All other compensation ($)(5) | Total ($) |
|---|---|---|---|---|---|---|---|
| Jae A. Evans | 2022 | 478,250 | 130,500 | 89,600 | 168 | 54,171 | 752,689 |
| President and CEO of Isabella Bank Corporation and CEO of Isabella Bank | 2021 | 463,000 | 89,250 | 174,000 | 421 | 50,387 | 777,058 |
| Neil M. McDonnell | 2022 | 289,000 | 55,137 | 36,125 | 11 | 35,146 | 415,419 |
| CFO of Isabella Bank Corporation and Isabella Bank[6] | 2021 | 275,687 | 30,946 | 69,250 | 23 | 149,832 | 525,738 |
| Jerome E. Schwind | 2022 | 362,321 | 68,141 | 48,065 | (26,978) | 51,056 | 502,605 |
| President of Isabella Bank and Vice President of Isabella Bank Corporation | 2021 | 349,209 | 44,616 | 93,120 | (3,950) | 51,263 | 534,258 |

(1) Executive officer salary includes compensation voluntarily deferred under our 401(k) plan. Director fees are also included and are displayed in the following table for each of the last two years ended December 31, 2022:

| Name | Director fees ($) 2022 | 2021 |
|---|---|---|
| Jae A. Evans | 30,250 | 28,000 |
| Jerome E. Schwind | 30,250 | 28,000 |

(2) Includes payouts granted pursuant to the Isabella Bank Corporation Executive Cash Incentive Plan.

(3) Includes shares granted pursuant to the Isabella Bank Corporation Restricted Stock Plan disclosed as the aggregate grant date fair value of the awards computed, in accordance with ASC Topic 718.

(4) Includes the aggregate non-cash change in the actuarial present value of the noted executive's accumulated benefit under the Isabella Bank Corporation Pension Plan.

(5) For all named executives, all other compensation includes 401(k) matching contributions and auto allowance. For Neil M. McDonnell all other compensation includes relocation payment in 2021.

(6) Neil M. McDonnell served as Interim Controller from November 5, 2020 to March 1, 2021.

### Outstanding Equity Awards at Fiscal Year-End Table

The following table provides information on the unvested shares of restricted stock pursuant to the Isabella Bank Corporation Restricted Stock Plan as of December 31, 2022:

| Name | Grant Date | Stock awards: Number of shares or units of stock that have not vested (#)(1) | Stock awards: Market value of shares or units of stock that have not vested ($)(2) |
|---|---|---|---|
| Jae A. Evans | 3/28/2022 | 3,583 | 84,201 |
| | 4/1/2021 | 8,000 | 188,000 |
| | 6/24/2020 | 2,427 | 57,035 |
| Neil M. McDonnell | 3/28/2022 | 1,444 | 33,934 |
| | 4/1/2021 | 3,184 | 74,824 |
| | 6/24/2020 | 952 | 22,372 |
| Jerome E. Schwind | 3/28/2022 | 1,922 | 45,167 |
| | 4/1/2021 | 4,281 | 100,604 |
| | 6/24/2020 | 1,279 | 30,057 |

(1) Shares of restricted stock are subject to a three year vesting period from the date of issuance.

(2) Based on the closing price of the Corporation's common stock as of December 31, 2022 which was $23.50.

## Pension Benefits

*Defined Benefit Pension Plan*.    We sponsor the Isabella Bank Corporation Pension Plan ("Defined Benefit Pension Plan"), a frozen defined benefit pension plan. The curtailment, which was effective March 1, 2007, froze the current participant's accrued benefits as of that date and limited participation in the plan to eligible employees as of December 31, 2006. Due to the curtailment of the plan, the number of years of credited service was frozen. As such, the years of credited service for the plan may differ from the participant's actual years of service.

Annual contributions are made to the plan as required by accepted actuarial principles, applicable federal tax laws, and to pay expenses related to operating and maintaining the plan. The amount of contributions on behalf of any one participant cannot be separately or individually computed.

Pension plan benefits are based on years of service and the employees' five highest consecutive years of compensation out of the last ten years of service, through December 31, 2006.

A participant may earn a benefit for up to 35 years of accredited service. Earned benefits are 100% vested after five years of service. Benefit payments normally start when a participant reaches age 65. A participant with more than five years of service may elect to take early retirement benefits anytime after reaching age 55. Benefits payable under early retirement are reduced actuarially for each month prior to age 65 in which benefits begin.

Under the provisions of the plan, participants are eligible for early retirement after reaching the age of 55 with at least five years of service. The early retirement benefit amount is the accrued benefit payable at normal retirement date reduced by 5/9% for each of the first 60 months and 5/18% for each of the next 60 months that the benefit commencement date precedes the normal retirement date.

*Retirement Bonus Plan*.    We sponsor the Isabella Bank Corporation Retirement Bonus Plan ("Retirement Bonus Plan"). This nonqualified plan is intended to provide eligible employees with additional retirement benefits. To be eligible, the employee needed to be an employee on January 1, 2007, and be a participant in our frozen Executive Supplemental Income Agreement. Participants were also required to be an officer with at least 10 years of service as of December 31, 2006. We have sole and exclusive discretion to add new participants to the Retirement Bonus Plan by authorizing such participation pursuant to action of the Board.

An initial amount was credited for each eligible employee as of January 1, 2007. Subsequent amounts have been credited on each allocation date thereafter as defined in the Retirement Bonus Plan. The amount of the initial allocation and the annual allocation shall be determined pursuant to the payment schedule adopted at our sole and exclusive discretion, as set forth in the Retirement Bonus Plan.

Under the provisions of the Retirement Bonus Plan, participants are eligible for early retirement upon attaining 55 years of age. There is no difference between the calculation of benefits payable upon early retirement and normal retirement; however, the participant would not receive their full benefit under early retirement.

## Nonqualified Deferred Compensation

*Directors Plan.*    Under the Isabella Bank Corporation and Related Companies Deferred Compensation Plan for Directors ("Directors Plan"), directors, including named executive officers who serve as directors, are required to invest at least 25% of their board fees in our common stock and may invest up to 100% of their earned fees based on their annual election. These amounts are reflected in footnote 1 to the Summary Compensation Table on the previous page. These stock investments can be made either through deferred fees or through the purchase of shares through the Isabella Bank Corporation Stockholder Dividend Reinvestment and Employee Stock Purchase Plan ("DRIP Plan"). Deferred fees, under the Directors Plan, are converted on a quarterly basis into stock units of our common stock based on the fair value of a share of our common stock as of the relevant valuation date. Stock units credited to a participant's account are eligible for stock and cash dividends as paid. DRIP Plan shares are purchased pursuant to the DRIP Plan.

Distribution of deferred fees from the Directors Plan occurs when the participant retires from the Board or upon the occurrence of certain other events. The participant is eligible to receive distributions in the form of shares of our common stock of all of the stock units that are then in his or her account, and any unconverted cash will be converted to and rounded up to a whole share of stock and distributed, as well. Any common stock issued from deferred fees under the Directors Plan will be considered restricted stock under the Securities Act of 1933, as amended.  Common stock purchased through the DRIP Plan are not considered restricted stock under the Securities Act of 1933, as amended.

*SERP.*   Under the supplemental executive retirement plan ("SERP"), we may promise deferred compensation benefits to employees who are members of a select group of management or highly compensated employees, which may include the named executive officers.  The SERP authorizes us to make annual and discretionary credits to a participant's SERP account pursuant to a participation agreement with the participant that sets forth the amount and timing of any annual credits and the vesting, payment, "clawback" and other terms to which the credits are subject.

The SERP provides default terms that may be modified by a participant's participation agreement, including default vesting, interest and payment terms.  Under the SERP's default vesting terms, a participant is initially unvested in the participant's SERP account and becomes 100% vested upon attaining normal retirement age, retirement, involuntary separation from service without cause, death, disability or a change in control.  Special vesting rules apply to amounts that are credited after a change in control.  Under the SERP's interest rule, a participant's account balance is credited with interest annually, the rate of which may be changed and is based on Federated Investor's Institutional Money Market Management Fund yield (MMPXX) for the current plan year, updated annually.  Under the SERP's default payment terms, a participant's vested and nonforfeited account balance will be paid in a single cash lump sum within 90 days after the first to occur of the participant's separation from service (subject to a six-month delay for a "specified employee"), death, disability, or any date specified in the participant's participation agreement.  The SERP also includes restrictive covenants that restrict a participant's ability to compete with us and certain other activities.

*Executive Cash Incentive Plan*.   The Executive Cash Incentive Plan provides potential payouts for the President and CEO, Bank President, and CFO based on achievement of personal and corporate goals.  The maximum potential payouts under the plan range from 20% to 30% of the employee's annual salary. The Compensation and Human Resource Committee is responsible for establishing personal goals and measuring the achievement of personal goals for the President and CEO. This Committee also reviews the performance of the President and CEO. The President and CEO recommends to the Compensation and Human Resource Committee the measurement and achievement of personal and corporate goals for the Bank President and CFO.

*Restricted Stock Plan*.   The Isabella Bank Corporation Restricted Stock Plan ("RSP") is an equity-based bonus plan.  The primary purpose of the plan is to promote our growth and profitability by attracting and retaining executive officers and key employees of outstanding competence through ownership of equity that provides them with incentives to achieve corporate objectives.  The RSP authorizes the issuance of unvested restricted stock to an eligible employee with a maximum award ranging from 25% to 40% of the employee's annual salary, on a calendar year basis.  Under the RSP, the Board of Directors may grant restricted stock awards to eligible employees on an annual basis based on satisfactory achievement of performance targets and measures established by the Board of Directors.  If these grant conditions are not satisfied, then the award of restricted shares will lapse or be adjusted appropriately, at the discretion of the Board of Directors.  Restricted stock awards granted are not fully transferable or vested until certain conditions are met, as stated in the plan.

**Potential Payments Upon Termination or Change in Control**

The estimated amounts payable to each named executive officer upon severance from employment, retirement, termination upon death or disability or termination following a change in control are described below. For all termination scenarios, the amounts assume such termination took place as of December 31, 2022.

**Any Severance of Employment**

Regardless of the manner in which a named executive officer's employment terminates, he or she is entitled to receive amounts earned during his or her term of employment. Such amounts include:

- Amounts accrued and vested through the Defined Benefit Pension Plan.
- Amounts accrued and vested through the Retirement Bonus Plan.
- Amounts credited and vested through the SERP.
- Amounts deferred in the Directors Plan.
- Amounts granted and vested through the Restricted Stock Plan.
- Eligible unused vacation and short-term disability pay.

**Retirement**

In the event of the retirement of an executive officer, the officer would receive the benefits identified above.

**Death or Disability**

In the event of death or disability of an executive officer, in addition to the benefits listed above, the executive officer will also receive payments under our life insurance plan or under our disability plan as appropriate.

**Change in Control**

We currently do not have a change in control agreement with any of the executive officers. Under the SERP, each participant would become 100% vested in their SERP account upon a change in control. Under certain conditions, following a change in control, if a participant is involuntarily terminated without cause or voluntarily terminates for good reason all uncredited annual credits would be credited to his or her SERP account. If termination took place on December 31, 2022, that would have resulted in an additional credit to Jae A. Evans' SERP account of $0, Neil M. McDonnell's SERP account of $175,000, and Jerome E. Schwind's SERP account of $456,000 and a total credit for each individual of $837,800, $250,694, and $602,926, respectively.

Under the RSP, each participant would become 100% vested in their RSP account upon a change in control. Under certain conditions, following a change in control, if a participant is involuntarily terminated without cause or voluntarily terminates for good reason all nonvested shares would be fully vested. If termination took place on December 31, 2022, that would have resulted in vested shares to Jae A. Evans' RSP account of 10,427 ($329,236), Neil M. McDonnell's RSP account of 4,136 ($131,130), and Jerome E. Schwind's RSP account of 5,560 ($175,828).

## Pay Versus Performance

The following table presents certain information regarding compensation paid and certain financial performance measures in each of the last two years ended December 31, 2022, for the CEO and other NEOs, as disclosed in the Summary Compensation table above.

| Year | Summary compensation table total for CEO ($) | Compensation actually paid to CEO ($)(1) | Average summary compensation table total for non-CEO NEOs ($) | Average compensation actually paid to non-CEO NEOs ($)(2) | Value of initial fixed $100 investment based on total shareholder return ($) | Net income (in thousands)($) |
|---|---|---|---|---|---|---|
| 2022 | 752,689 | 726,436 | 459,012 | 446,772 | 131 | 22,238 |
| 2021 | 777,058 | 821,451 | 529,998 | 550,607 | 136 | 19,499 |

(1) In accordance with the requirements of Item 402(v) of Regulation S-K, the following adjustments were made to total compensation for each year to determine the compensation actually paid:

| Year | Summary compensation table total for CEO ($) | Reported Value of Granted Equity Awards ($) | Equity Award Adjustments: Year end fair value of outstanding and unvested equity awards granted in the year ($) | Equity Award Adjustments: Change in fair value of outstanding and unvested equity awards granted in prior years ($) | Compensation actually paid to CEO ($) |
|---|---|---|---|---|---|
| 2022 | 752,689 | (89,600) | 84,201 | (20,854) | 726,436 |
| 2021 | 777,058 | (174,000) | 204,000 | 14,393 | 821,451 |

(2) In accordance with the requirements of Item 402(v) of Regulation S-K, the following adjustments were made to total compensation for each year to determine the compensation actually paid:

| Year | Average summary compensation table total for non-CEO NEOs ($) | Reported Value of Granted Equity Awards ($) | Equity Award Adjustments: Year end fair value of outstanding and unvested equity awards granted in the year ($) | Equity Award Adjustments: Change in fair value of outstanding and unvested equity awards granted in prior years ($) | Average compensation actually paid to non-CEO NEOs ($) |
|---|---|---|---|---|---|
| 2022 | 459,012 | (42,095) | 39,551 | (9,696) | 446,772 |
| 2021 | 529,998 | (81,185) | 95,179 | 6,615 | 550,607 |

**Relationship Between Pay and Performance**

Compensation actually paid to the CEO from 2021 to 2022 decreased by $95,015, or 12%, and average compensation actually paid to the other NEOs decreased $103,835, or 19%.  The change in compensation actually paid was driven by a decline in stock awards, as a result of the achievement of less than 100% of the financial performance goals in connection to the stock awards and changes in the fair value of unvested awards.  Compensation paid to the other NEOs was also impacted by a one-time relocation payment to the CFO in 2021.  Over this same period, cumulative total shareholder return decreased by 4% and net income increased by 14%.

The following graphs illustrate the relationship during 2021-2022 between compensation actually paid to our CEO and other NEOs and total shareholder return ("TSR"):



The following graphs illustrate the relationship during 2021-2022 between compensation actually paid to our CEO and other NEOs and net income (in thousands):



Under our cash and equity incentive plans, financial performance goals are established by the Compensation and Human Resource Committee and the Board of Directors.  For 2021 and 2022, these financial measures included TSR and net income, in addition to other metrics as established by the Compensation and Human Resource Committee and the Board of Directors.

## Director Compensation

The following table summarizes the compensation of each non-employee director who served on the Board during 2022.

| Name | Fees paid in cash ($)(1) | Fees deferred under Directors Plan ($)(1) | Total fees earned ($) |
|---|---|---|---|
| Dr. Jeffrey J. Barnes | — | 36,200 | 36,200 |
| Jill Bourland | 44,900 | — | 44,900 |
| Melinda M. Coffin (2) | — | 1,667 | 1,667 |
| G. Charles Hubscher | — | 34,450 | 34,450 |
| Thomas L. Kleinhardt | — | 43,550 | 43,550 |
| David J. Maness | — | 27,118 | 27,118 |
| Richard L. McGuirk | 31,962 | 7,321 | 39,283 |
| Sarah R. Opperman | 54,500 | — | 54,500 |
| Chad R. Payton | 44,983 | 9,000 | 53,983 |
| Vicki L. Rupp | 40,850 | — | 40,850 |
| Gregory V. Varner | 37,950 | 12,650 | 50,600 |

(1) Directors electing to receive all fees in cash, resulting in no contributions to the Directors Plan, invest at least 25% of their board fees in our common stock under the DRIP Plan as described in our Directors Plan within the "Executive Officers" section.

(2) Director Coffin was appointed to the Board of Directors effective November 30, 2022.

We paid $1,500 per board meeting plus a retainer of $10,000 to each member during 2022. Members of the Audit Committee were paid $750 per Audit Committee meeting attended. Members of the Nominating and Corporate Governance Committee were paid $350 per meeting attended. Members of the Compensation and Human Resource Committee were paid $350 per meeting attended. The chairperson of the Board is paid a retainer of $35,000, and the chairperson for the Audit Committee is paid a retainer of $6,000.

Under the Directors Plan, upon a participant's retirement from the Board, or the occurrence of certain other events, the participant is eligible to receive a distribution in the form of shares of our common stock of all of the stock units that are then credited to the participant's account. The plan does not allow for cash settlement. Stock issued under the Directors Plan is restricted stock under the Securities Act of 1933, as amended.

We established a Rabbi Trust to supplement the Directors Plan. The Rabbi Trust is an irrevocable grantor trust to which we may contribute assets for the limited purpose of funding a nonqualified deferred compensation plan. Although we may not reach the assets of the Rabbi Trust for any purpose other than meeting our obligations under the Directors Plan, the assets of the Rabbi Trust remain subject to the claims of our creditors. We may contribute cash or common stock to the Rabbi Trust from time to time for the sole purpose of funding the Directors Plan. The Rabbi Trust will use any cash that we may contribute to purchase shares of our common stock on the open market.

We transferred $1,045,958 to the Rabbi Trust in 2022, which held 154,879 shares of our common stock for settlement as of December 31, 2022. As of December 31, 2022, there were 52,961 stock units credited to participants' accounts; such credits are unfunded as of such date to the extent that they are in excess of the stock and cash that has been credited to the Rabbi Trust. All amounts are unsecured claims against our general assets. The net cost of this benefit was $219,374 in 2022.

The following table displays the cumulative number of stock units of our common stock credited to the accounts of current directors pursuant to the terms of the Directors Plan as of March 17, 2023:

| Name | # of stock units credited |
|---|---|
| Dr. Jeffrey J. Barnes | 24,760 |
| Jill Bourland | 1,163 |
| Melinda M. Coffin | 1,844 |
| Jae A. Evans | 2,664 |
| G. Charles Hubscher | 31,960 |
| Thomas L. Kleinhardt | 45,072 |
| David J. Maness | 47,892 |
| Richard L. McGuirk | 890 |
| Sarah R. Opperman | 5,509 |
| Chad R. Payton | 1,790 |
| Vicki L. Rupp | 1,663 |
| Jerome E. Schwind | 11,536 |
| Gregory V. Varner | 17,188 |

## Indebtedness of and Transactions with Management

Certain directors and officers and members of their families were loan customers of the Bank, or have been directors or officers of corporations, members or managers of limited liability companies, or partners of partnerships which have had transactions with the Bank. In our opinion, all such transactions were made in the ordinary course of business and were substantially on the same terms, including collateral and interest rates, as those prevailing at the same time for comparable transactions with customers not related to the Bank. These transactions do not involve more than normal risk of collectability or present other unfavorable features. Total loans to these customers were approximately $20,963,000 and $22,558,000 as of December 31, 2022 and 2021.

## Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information as of March 17, 2023 as to our common stock owned beneficially by persons known by us to be beneficial owners of more than 5% of our common stock.

| Name and Address of Beneficial Owner | Amount and Nature of Beneficial Ownership | Percent of Class |
|---|---|---|
| Richard L. McGuirk | 391,792 (1) | 5.18 % |
| P.O. Box 222 | | |
| Mt. Pleasant, MI 48804 | | |

(1) Includes 377,278 shares held by McGuirk Investments LLC which Mr. McGuirk has sole investment power over.

The following table sets forth certain information as of March 17, 2023 as to our common stock owned beneficially by: 1) each director and director nominee, 2) by each NEO, and 3) by all directors, director nominees and NEOs as a group.

| Name of Owner | Amount and Nature of Beneficial Ownership (1) | Percent of Class |
|---|---|---|
| Dr. Jeffrey J. Barnes | 8,947 | 0.12 % |
| Jill Bourland | 2,787 | 0.04 % |
| Melinda M. Coffin | — | — % |
| Jae A. Evans | 19,962 | 0.26 % |
| G. Charles Hubscher | 203,782 | 2.70 % |
| Thomas L. Kleinhardt | 56,841 | 0.75 % |
| David J. Maness | 7,978 | 0.11 % |
| Neil M. McDonnell | 1,656 | 0.02 % |
| Richard L. McGuirk | 391,792 | 5.18 % |
| Sarah R. Opperman | 15,451 | 0.20 % |
| Chad R. Payton | 2,263 | 0.03 % |
| Vicki L. Rupp | 5,157 | 0.07 % |
| Jerome E. Schwind | 6,069 | 0.08 % |
| Gregory V. Varner | 10,875 | 0.14 % |
| All Directors, nominees and Executive Officers as a Group (14) persons | 733,560 | 9.70 % |

(1) Beneficial ownership is defined by rules of the SEC and includes shares that the person has or shares voting or investment power over and shares that the person has a right to acquire within 60 days from March 17, 2023. Consequently, with respect to shares acquired under the Directors Plan, participants may not be eligible to convert their stock units to shares within 60 days from March 17, 2023 as a result of distribution elections and plan conditions. For stock units credited to each participant's account as of March 17, 2023, refer to the "Director Compensation" section of this report.

## Independent Registered Public Accounting Firm

The Audit Committee has appointed Rehmann as our independent auditors for the year ending December 31, 2023.

**Fees for Professional Services Provided by Rehmann**

The following table shows the aggregate fees billed by Rehmann for the audit and other services provided for:

|  | 2022 | 2021 |
|---|---|---|
| Audit fees | $ 354,486 | $ 335,579 |
| Audit related fees | 24,500 | 18,250 |
| Tax fees | 21,725 | 36,425 |
| All other fees | — | 2,250 |
| Total | $ 400,711 | $ 392,504 |

The audit fees were for performing the integrated audit of our consolidated annual financial statements and the internal control report related to the Federal Deposit Insurance Corporation Improvement Act, reviews of interim quarterly financial statements included in our Quarterly Reports on Form 10-Q, and services that are normally provided by Rehmann in connection with statutory and regulatory filings or engagements.

The audit related fees are typically for various discussions related to the adoption and interpretation of new accounting pronouncements. During 2022, this included fees for procedures related to nonrecurring regulatory filings. Also included are fees for auditing of our employee benefit plans.

The tax fees were for the preparation of our state and federal income tax returns and for consultation on various tax matters. All other fees were training and consultant related services.

The Audit Committee has considered whether the services provided by Rehmann, other than the audit fees, are compatible with maintaining Rehmann's independence and believes that the other services provided are compatible.

**Pre-Approval Policies and Procedures**

All non-audit services to be performed by Rehmann must be approved in advance by the Audit Committee if those fees are reasonably expected to exceed 5.0% of the current year agreed upon fee for independent audit services, so long as such services were recognized by the Corporation at the time of engagement to be non-audit services, and such services are promptly brought to the attention of the Audit Committee subsequent to completion of the audit. As permitted by SEC rules, the Audit Committee has authorized its chairperson to pre-approve audit, audit-related, tax and non-audit services, provided that such approved service is reported to the full Audit Committee at its next meeting.

As early as practicable in each calendar year, the independent auditor provides to the Audit Committee a schedule of the audit and other services that the independent auditor expects to provide or may provide during the next twelve months. The schedule will be specific as to the nature of the proposed services, the proposed fees, timing, and other details that the Audit Committee may request. The Audit Committee will by resolution authorize or decline the proposed services. Upon approval, this schedule will serve as the budget for fees by specific activity or service for the next twelve months.

A schedule of additional services proposed to be provided by the independent auditor, or proposed revisions to services already approved, along with associated proposed fees, may be presented to the Audit Committee for their consideration and approval at any time. The schedule will be specific as to the nature of the proposed service, the proposed fee, and other details that the Audit Committee may request. The Audit Committee will by resolution authorize or decline authorization for each proposed new service.

Applicable SEC rules and regulations permit waiver of the pre-approval requirements for services other than audit, review or attest services if certain conditions are met. Out of the services characterized above as audit-related, tax and other professional services, none were billed pursuant to these provisions in 2022 and 2021 without pre-approval.


**Shareholder Proposals**


Any proposals which you intend to present at the next Annual Meeting must be received before November 28, 2023 to be considered for inclusion in our Proxy Statement and proxy for that meeting. Proposals should be made in accordance with Securities and Exchange Commission Rule 14a-8.


**Directors' Attendance at the Annual Meeting of Shareholders**


Our directors are encouraged to attend the Annual Meeting. At the 2022 Annual Meeting, all directors, with the exception of Mr. Kleinhardt, were in attendance.


**Delinquent Section 16(a) Reports**


Section 16(a) of the Securities Exchange Act of 1934 requires our directors and certain officers and persons who own more than 10% of our common stock, to file with the SEC initial reports of ownership and reports of changes in ownership of our common stock. These officers, directors, and greater than 10% shareholders are required by SEC regulation to furnish us with copies of these reports.

During the year ended December 31, 2022, to our knowledge, there were eleven (11) delinquent transactions reported: Directors Barnes, Bourland, Evans, Hubscher, Kleinhardt, Maness, McGuirk, Opperman, Payton, Schwind, and Varner all filed one late report for one reportable transaction in March of 2022 related to the quarterly conversion of shares awarded pursuant to our Directors Plan.


**Other Matters**


We will bear the cost of soliciting proxies. In addition to solicitation by mail, officers and other employees may solicit proxies by telephone or in person, without compensation other than their regular compensation.


**As to Other Business Which May Come Before the Meeting**


We do not intend to bring any other business before the meeting for action. However, if any other business should be presented for action, it is the intention of the persons named in the enclosed form of proxy to vote in accordance with their judgment on such business.

By order of the Board of Directors



Debra Campbell, Secretary


**SHAREHOLDERS' INFORMATION**


**Financial Information and Annual Report on Form 10-K**

Copies of the 2022 Annual Report, Isabella Bank Corporation Annual Report on Form 10-K, and other financial information not contained herein are available on the Bank's website (www.isabellabank.com) under the Investor Relations tab, or may be obtained, without charge, by writing to:

Debra Campbell
Secretary
Isabella Bank Corporation
401 N. Main St.
Mt. Pleasant, Michigan 48858

# New State Street branch to open in Saginaw

## FULL-SERVICE SITE ON STATE STREET HAS THE ATTENTION OF CUSTOMERS

Months before the newest branch of Isabella Bank was to open on State Street in Saginaw, Michael Colby, President of the East Region of Isabella Bank, heard the buzz in the community.

"Some employees went to a Saginaw Township Business Association luncheon in January," said Colby. "People said they were excited about the new branch and were eager to visit."

The new 4,734-square foot branch will be Isabella Bank's third branch in the city of Saginaw, and the fifth branch in Saginaw County — including Freeland and Hemlock.

Colby said the new branch will serve the western side of Saginaw County, Saginaw Township and Thomas Township, just west of the site.

"There are some fairly different business districts in Saginaw," Colby said. "State Street will allow us to better work with the businesses and people who live and work along that corridor. They like the stability Isabella Bank offers, and they like our combination of modern and traditional services."



*Saginaw State Street branch under construction in February 2023.*

The State Street branch is a full-service site with drive-through bays, an ATM, and investment and loan personnel on site. Colby plans to work from the branch, and he looks forward to using the meeting room space.

"We've been lacking space to have meetings," he said. "And as a community bank, I can see opportunities for our partners. One of our mortgage loan officers is part of the Saginaw Home Builders Association. It's their turn to host the meeting in May, and it would be great to have them here."

The State Street branch gives Isabella Bank customers 30 branches across seven counties. Chief Executive Officer Jae A. Evans said the new branch is a logical investment for a community bank in a vibrant city.

"As an independent community bank that has grown and evolved with mid-Michigan for 120 years, we're excited to once again expand our presence in Saginaw," Evans said.

*Local. Growing. Staying.*

# Stock Information

Isabella Bank Corporation common stock is traded in the over-the-counter market. The common stock is quoted on the OTCQX tier of the OTC Markets Group, Inc.'s electronic quotation system (otcmarkets.com) under the symbol "ISBA". Other trades in the common stock occur in privately negotiated transactions from time to time of which the Corporation may have limited or no information. Current stock price and availability can be obtained by contacting Shareholder Services, Isabella Wealth, or a licensed broker.

## SHAREHOLDER SERVICES
**For more information, contact Debra Campbell**
(989) 779-6237 • 401 North Main Street, Mt. Pleasant, MI 48858
isabellabank.com --> Investor Relations

## TRANSFER AGENT
**Isabella Bank Corporation**
(989) 779-6237 • 401 North Main Street, Mt. Pleasant, MI 48858

## INVESTOR RELATIONS FIRM
**Renmark Financial Communications, LLC**
(404) 806-1393 • 5 Concourse Pkwy. 30th Floor, Atlanta, GA 30328
renmarkfinancial.com

## PUBLIC RELATIONS FIRM
**Paladin Communications**
(734) 277-5843 • 2718 Sable Ct., Mt. Pleasant, MI 48858
paladincomm.net

## LEGAL COUNSEL
**Foster Swift Collins & Smith, PC**
313 South Washington Square, Lansing, MI 48933
fosterswift.com

## INDEPENDENT CERTIFIED PUBLIC ACCOUNTING FIRM
**Rehmann Robson LLC**
5800 Gratiot Rd. Suite 201, Saginaw, MI 48638
rehmann.com

This report includes forward-looking statements. To the extent that the foregoing information refers to matters that may occur in the future, please be aware that such forward-looking statements may differ materially from actual results. Additional information concerning some of the factors that could cause materially different results is included in the sections entitled "Risk Factors" and "Forward Looking Statements" set forth in Isabella Bank Corporation's filings with the Securities and Exchange Commission, which are available from the Securities and Exchange Commission's Public Reference facilities and from its website at www.sec.gov.

# *Celebrating 120 Years*

**F**ounded in 1903, Isabella Bank is one of Michigan's oldest banks and a historic pillar of Central Michigan and surrounding communities. Starting out as Isabella County State Bank, we served Mount Pleasant, Michigan for decades as a single downtown location. Today, Isabella Bank has grown to now serve seven counties with 29 branch locations and continues to look forward to other ways of serving the community.

## ISABELLA BANK HISTORY

### 1903

- John S. Weidman purchased the private bank located on the corner of Broadway and University Streets in Mount Pleasant. He incorporated under the name, Isabella County State Bank.

### 1912

- The Bank was remodeled and proclaimed to be the very latest in modern construction. The structure was built on a concrete foundation utilizing steel and iron reinforcement, adding to the character of a bank known by the community to be "solid as a rock".



*Original charter for Isabella Bank, 1903*

*Exterior and interior of original E. Broadway building, 1900s*





## 1960s

- The first drive-up branch at the corner of University and Michigan Streets in Mount Pleasant opened.

## 1970s

- The Bank name changed to Isabella Bank and Trust.
- Four new locations: Weidman, West High Street, South Mission Street and East Pickard Street.

## 1980s

- Isabella Bank expanded with three new locations: Blanchard, Six Lakes and Shepherd.
- The formation of IBT Bancorp, a bank holding company, was approved by the shareholders.

## 1990s

- Six new branch locations: Beal City, Clare North, Clare South, Barryton, Remus and Canadian Lakes.
- IBT Financial Services (now Isabella Wealth) began to offer brokerage services.

*Open house announcement in Daily Times-News celebrating recent remodel of Broadway location, March 28, 1961*



SECTION TWO **DAILY TIMES-NEWS** SECTION TWO

NINETY-SEVENTH YEAR—NO. 96 | MT. PLEASANT, MICHIGAN, TUESDAY, MARCH 28, 1961 | PRICE — 10¢

# ISABELLA COUNTY STATE BANK

OPEN HOUSE

WEDNESDAY MARCH 29

JOHN W BENFORD PRESIDENT

President John W. Benford is shown in his new office. The office features mahogany paneled walls with a large window offering a view down Broadway street. Mr. Benford has been chief executive officer of the Isabella County State Bank since 1950 when he succeeded Evan S. Weidman as president.

Second in command at the bank are Elmer Graham, executive vice president (seated) and L. A. Johns, cashier (standing). This is the team that sees that the meny policies outlined by the board of directors are carried out in the day-to-day operation of the bank.

COMMERCIAL

COMMERCIAL

ABOVE: Mrs. Alice Maybee, an assistant cashier at the bank has her office located in the new section. Mrs. Maybee supervises the Savings department, prepares certificates of deposit and checks the bank's payroll.

RIGHT: Richard Bellinger is in charge of the Loan department. In the remodeled bank, the Loan department has been doubled in size. Bellinger is also an assistant cashier.

ABOVE: Miss Beverly J. Dean, assistant cashier and commercial teller is also in charge of the bank's general ledger. Miss Dean's teller window is located along the West wall of the bank.

RIGHT: Head teller at the bank is Glenn O. Curtiss. Also an assistant cashier, Curtiss' commercial teller window is located in the West section of the bank

A bank that has a long, proud history of service to Mt. Pleasant tomorrow marks another milestone with an open house celebrating their recently completed remodeling.

The Times-News is happy to present this special section as a salute to the Isabella County State Bank.


ISABELLA
BANK

*Grand opening of Big Rapids East branch, 2013*

## 2000s

- The Bank unveiled a new image and name, Isabella Bank, and the holding company name was changed to Isabella Bank Corporation.
- Operations Center and Corporate Office were built to accommodate increasing technology and bank growth.
- A decade full of growth with eight new branches: Breckenridge, Ithaca, Hemlock, Big Rapids West, Farwell, Greenville, Stanton and Lake Isabella.

## 2010s

- Six new locations: Big Rapids East, Midland East, Midland West, Freeland, Saginaw Bay Road and Saginaw Downtown.

## 2020s

- Soon to have in 2023 : Saginaw State Street branch and Bay City loan production office.

*Local. Growing. Staying.*



401 NORTH MAIN STREET, MT. PLEASANT, MI 48858